Exhibit 99.2

SEABRIDGE GOLD

MANAGEMENT PROXY CIRCULAR

DATED: May 13, 2024

Dear Fellow Shareholders,

We invite you to attend this year’s Annual Meeting of shareholders of Seabridge Gold Inc. (“Seabridge” or the “Corporation”) at The Albany Club, 91 King Street East, Toronto, Ontario, Canada on Thursday June 27, 2024 at 4:30 pm Eastern Time. The attached Circular provides important information enabling you to make informed decisions in the exercise of your rights as a shareholder, including details of the Corporation’s director nominees, the Corporation’s governance policies and procedures, the approach of the Corporation to executive compensation and ESG initiatives, and the other business of the Meeting.

Progress on “Substantially Started”

2023 was another successful year in advancing our activities towards a designation of “substantially started” for our KSM Project. By the end of 2023 the Corporation had completed 17 km of the Treaty Creek Access Road (“TCAR”), including the installation of the Bell-Irving River Bridge, completed the first 3.3 km of the Coulter Creek Access Road, constructed a permanent camp and marshalling yard near the beginning of the TCAR, completed earthworks to build a pad for a camp in the Mitchell Valley and clearing of the site for the Treaty processing plant camp, and completed tree clearing of several project infrastructure sites. In addition, BC Hydro has completed clearing and earthworks for the Treaty Switching Station pad and initiated installation of foundations for the Station’s main infrastructure and the Corporation has cleared 16.5 km of the Treaty transmission line corridor and constructed engineered access tracks and associated pads for the first 13 tower structures of the Treaty transmission line as well as advancing access development and geotechnical drilling for the remaining tower locations. The Corporation also completed the Glacier Creek Fish Habitat Offsetting Ponds, which was required as a condition of constructing other Project elements. The Corporation believes it had completed sufficient work at the KSM Project by the end of 2023 to support an application for the designation of “substantially started” and submitted its application for such designation in mid-January, 2024. A determination of “substantially started” is not expected for several months. A favourable determination means the environmental assessment certificate for the KSM Project will remain in effect for the life of the Project.

Exploration Finds New Opportunities

Exploration at the Corporation’s Iskut and 3 Aces Projects in 2023 has also produced encouraging results. At Iskut, drilling at Bronson Slope confirmed an extensive area of magmatic-hydrothermal alteration sourced from the high fluid flux of a porphyry mineral system and at Snip North drilling resulted in the discovery of the intact, well-preserved upper parts of a copper-gold porphyry which identifies as an intermediate sulfidation epithermal occurrence. At 3 Aces, the 2023 work has successfully confirmed the key parameters controlling gold deposition on the property and provided a clear set of directions for follow-up evaluation and resource delineation. We anticipate releasing an updated resource estimate for Bronson Slope in 2024 and are excited about the exploration work planned for both of these promising Projects in 2024.

Most 2023 Objectives Were Achieved

As we do each year, Seabridge set out our objectives for 2023 early in the year and, in March 2024, we were pleased to report our success in meeting eleven of the fourteen objectives. Two recurring objectives were not met; entering into a joint venture transaction on the KSM Project, and increasing gold ownership per share. The Corporation significantly advanced with its KSM joint venture process in 2023, with five major mining companies coming to site. We continue to work on finding a joint venture partner at KSM and are encouraged that market conditions are supportive of a transaction, with strong gold and copper prices and increased acquisition activity by major mining companies. Although our exploration and study work in 2023 advanced towards more mineral resource delineation, the work necessary to announce updated or new resources was not completed by year-end. However, with updated resource estimates announced for our Courageous Lake Project in January, 2024 and for our Iron Cap and Kerr deposits at KSM in February, 2024, the Corporation is back to growing its mineral resources in 2024.

Major Advances in Sustainability and ESG

The company made more progress on its Sustainability initiatives in 2023. Areas of focus have included climate and nature-related aspects of ESG, active promotion of health and safety at worksites, succession planning, improving gender and ethnic diversity on the Board and reviewing executive compensation to ensure gender equity. The Corporation implemented a new compensation approach that incorporates ESG performance metrics as an important component of compensation. We reached our goal for Board gender diversity in 2022 and added an Indigenous Canadian to our Board in 2023. This Circular also outlines the Governance structures and policies developed over the last few years and in 2023 we have improved our risk management process and implemented stronger cybersecurity measures. More details of our efforts to date are presented in our 2023 Sustainability Report, which is being released at the same time as this Circular and is available on our website. We have included in this Circular selected highlights from our Sustainability Report in the section “Seabridge and Sustainability (or ESG)”. We are proud of our work in these areas.

“Say-on-Pay” Implemented

Our compensation approach was completely reworked in 2022 to improve transparency and accountability for compensation decisions. This new approach is set forth in this Circular and was supported in our first annual advisory “Say-on-Pay” vote at our 2023 AGM.

I hope to see you at the Meeting. If you cannot attend, please return your proxy and let your voice be counted.

On behalf of the Board of Directors,

“Rudi P. Fronk”

Rudi P. Fronk
Chairman and C.E.O.
May 13, 2024

MEETING INFORMATION

Type:	Annual General Meeting

Date:	June 27, 2024

Time:	4:30 p.m. Eastern Daylight Time

Place:	The Albany Club, 91 King Street East, Toronto, Ontario, Canada

Matters For Consideration at the Meeting

1.	Receive the Financial Statements and Auditors Report
2.	Elect the Directors
3.	Appoint the Auditor and authorize the Auditor Remuneration
4.	Approve the Amended Restricted Share Unit and Deferred Share Unit Plan
5.	Approve, on an advisory basis, the Corporation’s approach on executive compensation.

Information with respect to the matters for consideration at the Annual General Meeting (the “Meeting”) is set forth in this Management Proxy Circular (the “Circular”) under the heading “Business of the Meeting” and in the other sections of this Circular as outlined in that section.

Proxy and Voting Instruction Form

Registered shareholders of the Corporation will receive a Notice of Meeting and a form of proxy directly from the Corporation’s agent. If you are a registered shareholder and are unable to attend the Meeting in person, please complete, sign and date the form of proxy and return the same within the time and to the location set out in it in order to vote on the matters for consideration at the Meeting.

Non-registered shareholders will receive a Notice of Meeting and a voting instruction form from the intermediary holding shares on your behalf. Non-registered shareholders are requested to read the instructions included in the voting instruction form and then to complete the voting instruction form in accordance with the instructions, and by the deadline, set out therein in order to vote on the matters for consideration at the Meeting.

More detailed information regarding the proxy solicitation process, voting by proxy or voting instruction form is set forth below under the heading “Proxy Solicitation and Voting”.

Information in this Circular is provided as of May 12, 2024 unless stated otherwise.

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SEABRIDGE GOLD AND SUSTAINABILITY (or ESG)

Seabridge is committed to following good Environmental, Social, Governance (“ESG”) practices, including climate-related practices and Diversity, Equity and Inclusion (“DEI”) initiatives in a way that builds value for shareholders, stakeholders and partners. It is not just a one-time action or a single phase in project design. Pursuing sustainability entails creating a corporate culture and approach to business that is mindful of the impacts of our activities and decisions, and our ability to affect positive change over time. Sustainability involves optimizing protection for environmental values in the areas of our projects, contributing to the health, economic, and social well-being of our employees and local communities, and acting on national and global priorities.

Seabridge reports sustainability performance through the release of an annual Sustainability Report. In December, 2021 the Corporation published its inaugural Sustainability Report detailing its approach, efforts and progress in respect of ESG matters and the integration of sustainability into all aspects of the Corporation’s business. The reporting period for the inaugural Sustainability Report was January 1, 2020 to September 30, 2021. In September, 2022, the Corporation published its Sustainability Report Supplement in respect of the final quarter of 2021. In May, 2023, we released our 2022 Sustainability Report, which aligned with the reporting requirements of the Task Force on Climate-related Financial Disclosure (“TCFD”) and the Climate Disclosure Project (“CDP”). The report also incorporates guidance from the Sustainability Accounting Standards Board (“SASB”) Metals and Mining Industry Standards, the Global Reporting Initiative (“GRI”) Standards, as well as metrics designed specifically for the Corporation.

Concurrently with sending these Meeting materials to shareholders, Seabridge released its Sustainability Report in respect of 2023. In its 2023 Sustainability Report, the Corporation takes an enterprise-wide approach to provide a holistic view of its risk profile and strategy development. This approach was informed by workshops involving staff from across functional and corporate teams as well as the Board of Directors. As we progress on our sustainability journey, we acknowledge that gaps exist in our 2023 Report in meeting all TCFD and TNFD recommendations. Seabridge takes an iterative approach to its TCFD and TNFD reporting and commits to transparently reporting on the evolution and improvement of its climate and nature management approach and disclosure year after year.

Highlights of Seabridge’s activities on ESG matters are set forth below and more detail is provided in our Sustainability Report. The Sustainability Reports and supporting data tables may be viewed in full by selecting the “Sustainability” tab on the Corporation’s website, www.seabridgegold.com.

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Environment

Through the implementation of responsible design, a design approach which places a greater emphasis on the protection of air, water quality, fish, wildlife and vegetation, the Corporation works to minimize the footprints and environmental impacts of its project designs. Seabridge performs ongoing evaluations of material risks and opportunities associated with climate change and nature at the Board, executive management and operational level aligned to the TCFD, CPD, and TNFD. In 2023, Seabridge also successfully captured and reported on its Scope 1 and 2 carbon emissions for the first time. Since 2022, the Corporation has also implemented various measures to start collecting data to calculate certain Scope 3 emissions, including tracking the details of a bus transport service the Corporation used to move personnel to and from the KSM Project and calculating emissions for a contractor-owned incinerator used for waste management. Scope 3 emissions are emissions by third parties that Seabridge is indirectly responsible for up and down its value chain.

Social Responsibility

The majority of Seabridge’s projects are located within or near Indigenous territories. Our approach to project planning emphasizes early, frequent, and transparent communication and providing timely responses to requests and queries. Through engagement and dialogue, we develop plans that consider and incorporate Indigenous feedback to address their needs and concerns. We maintain a focus on facilitating the participation of indigenous peoples in the vicinity of our projects in employment and contracting opportunities at our projects. Our efforts include direct community outreach, participation in career fairs, providing bursaries and educational programs for capacity building and career development, working with local Indigenous businesses and their partners, implementing commitments in our Impact and Benefit Agreements with the Nisga’a Nation and the Tahltan Nation, and encouraging our contractors to follow suit.

In 2023, across all our significant locations of operation:

•	approximately $222 million was spent on local procurement (with $170.7 million spent on local procurement in 2022); and

•	72% of the total procurement budget was spent on local suppliers.

Governance

Seabridge’s Board of Directors and its Sustainability Committee are responsible for the oversight and management of risks, including environmental and climate-related risks. As part of our efforts to integrate sustainability into our way of doing business, the Board created a Sustainability Committee in 2021 and broadened the scopes of other Board Committees’ responsibilities to include relevant ESG and DEI matters. All members of the Sustainability Committee are directors. The Committee is currently led by the designated Chief Sustainability Officer, who oversees the performance of climate change commitments within the Corporation. Climate change is a standing agenda item for Sustainability Committee meetings, whereby concerns, data, targets, and strategy are discussed and reviewed. This is supplemented by work undertaken by the senior

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executive team. The outcomes of the Sustainability Committee’s work is reported to the Board of Directors at each meeting and an in-depth strategic review at the Board level occurs on an annual basis.

Seabridge is committed to embedding ESG and specifically climate-related risk management into the performance evaluation and renumeration process. Each year, Seabridge establishes a set of objectives to be accomplished for the year. In 2023, 4 of our 14 objectives related to ESG and they had a collective weighting for incentive compensation of the Corporation’s officers of 23%. Each of these 4 objectives were achieved. In 2023, these four objectives were:

•	Continue to strengthen our social license by responding effectively to the needs and concerns of Treaty and First Nations and local communities. (Weighting: 10%)

•	Continue to implement our ESG commitments as set out in our Sustainability Report and update our sustainability strategy by capturing 2-3 year climate change, diversity and governance targets. (Weighting: 7%)

•	Continue to build our risk management system by capturing climate risks. (Weighting: 3%)

•	Promote a positive culture of Health and Safety through continuous improvement in key leading indicators and initiatives. (Weighting: 3%)

Seabridge began a formal risk management process several years ago, which was expanded in 2022 to include a review of climate-related risks and expanded again in 2023 to include a review of nature-related risks. Also in 2023, Seabridge’s executive and Board undertook a review of its enterprise-level key risks and further developed our risk management approach. The goal of the review was to ensure the integration and coordination of all risk management activities within the company ensuring a comprehensive and consistent view of the Company’s enterprise risk profile. The intent of the risk management system is to continually identify and assess risks that may positively or negatively impact the business and ensure the Company proactively takes appropriate measures to address those risks. We will continue to advance our risk management process in future years.

Seabridge has also adopted a Diversity Policy and achieved our goals of having a minimum of 30% of our directors and 30% of our executive officers be women. In addition, each of our Board and executive team includes one person that is a member of a Canadian First Nation. In 2023 we adopted a Say-on-Pay Policy, and our shareholders had the opportunity to vote on the Corporation’s compensation approach at its Annual General Meeting in 2023 and will at the Meeting and future Annual General Meetings. Seabridge has also established policies to promote responsible executive behaviour, including a “Clawback” Policy, an Equity Ownership Policy, an Anti-Hedging Policy, a Whistleblower Policy and a Code of Business Ethics.

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As a result of its ongoing work to advance its governance practices and procedures, as of the date of this Circular, Seabridge has in place the following Policies:

Brief descriptions of many of these Policies appear in this Circular in the “Code of Business Ethics” section under the heading “Corporate Governance”. The text of the above Policies may be viewed in full by selecting the “Governance” tab under the heading “Company” on the Corporation’s website, www.seabridgegold.com.

The Board has also taken numerous measures to promote high functioning and independent decision-making at the Board level, including:

•	putting forward a slate of directors that has a majority of independent director nominees and including, at the end of every Board meeting, an in-camera session attended only by independent directors to provide a regular opportunity for open and candid discussion amongst all independent directors.

•	appointing a Lead Director who has the role and responsibility to act as independent leader of the Board.

•	meeting annually with management to review the plans for Seabridge strategy, project updates and goals and participating in management’s annual budget preparation.

undertaking an annual assessment process of the performance of the Board and the Corporation and taking action to address any issues.

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•	Monitoring director overboarding and director renewal (if all director nominees are elected, then 6 directors (55% of the full Board and 62.5% of the independent directors) will have joined the Board within the past six years).

•	all Board Committees are made up of at least 50% independent directors, with the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee being 100% independent directors.

•	Board Committees are authorized independently to engage advisors when necessary to fulfil their mandates.

Finally, Seabridge relies on various IT systems in all areas of its operations. As such, Seabridge conducts regular maintenance, updates and replacement of networks, equipment, IT systems and software, as well as pre-emptive work to mitigate the risks or the total impact of potential failures. Our IT systems and software are protected by various tools including, anti-virus systems, firewalls, password requirements with multi-factor authentication, and e-mail filtering solutions.  In 2023 and 2024 Seabridge held a penetration review by a third-party consultant, as well as cybersecurity awareness training sessions for our personnel. Seabridge Gold has not experienced any material losses relating to cyber-attacks or other information security breaches in the last three years.

More in depth information in respect of the governance of the Corporation appears in this Circular under the heading “Corporate Governance”.

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Table of Contents

MEETING INFORMATION	iii
SEABRIDGE GOLD AND SUSTAINABILITY (or ESG)	iv
Environment	v
Social Responsibility	v
Governance	v
BUSINESS OF THE MEETING	1
Financial Statements and Auditor’s Report	1
Election of Directors	1
Appointment and Remuneration of Auditor	2
Approval of Amended Restricted Share Unit and Deferred Share Unit Plan	2
Advisory Resolution on Executive Compensation	5
Interest of Certain Persons in Matters to be Acted Upon	6
Other Matters	6
NOMINEES FOR ELECTION AS DIRECTORS	7
The Nominees	7
Nominees’ Skills	17
Board Gender Diversity	19
Cease Trade Orders, Bankruptcies Penalties and Sanctions	19
CORPORATE GOVERNANCE	21
Board of Directors	21
Board Mandate	23
Position Descriptions	24
Orientation and Continuing Education	25
Code of Business Ethics	26
Nomination of Directors	29
Corporate Governance and Nominating Committee	31
Audit Committee	31
Compensation Committee	32
Two Additional Board Committees	33

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Assessments	35
Term Limits and Other Mechanisms of Board Renewal	35
Policies Regarding Diversity in Board Membership and Executive Officers	35
Expectations and Accountability of Management	37
EXECUTIVE COMPENSATION	38
Compensation Discussion and Analysis	39
Summary Compensation Tables	52
Incentive Plan Awards	54
Pension Plan Benefits	55
Termination and Change of Control Benefits	55
Director Compensation	56
Securities Authorized for Issuance Under Equity Compensation Plans	61
Indebtedness to Corporation of Directors and Executive Officers	61
PROXY SOLICITATION AND VOTING	61
Solicitation of Proxies	61
Appointment of Proxyholder	62
Voting By Proxy	62
Completion and Return of Proxy	62
Non-Registered Holders	63
Revocability of Proxy	64
Record Date	64
Voting Shares and Principal Holders of Voting Securities	64
ADDITIONAL INFORMATION	65
Interest of Informed Persons in Material Transactions	65
Management Contracts	65
Response to Shareholders	65
Information Relating to the Corporation	66
APPROVAL	66
APPENDIX 1 POLICY STATEMENT ON DIVERSITY	I
APPENDIX 2 EQUITY INCENTIVE COMPENSATION PLANS	I
APPENDIX 3 Amended Restricted Share Unit and Deferred Share Unit Plan	I

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BUSINESS OF THE MEETING

At the Meeting, the items of business described in the sections below will be placed before the shareholders.

Financial Statements and Auditor’s Report

The audited consolidated financial statements of the Corporation for the year ended December 31, 2023 (the “Financial Statements”) and the report of the auditor thereon will be placed before the Meeting. Approval of the shareholders is not required in relation to the Financial Statements or auditor’s report.

Election of Directors

The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The shareholders have fixed the number of directors at eleven and the Corporation presently has eleven directors. The Corporate Governance and Nominating Committee conducted its annual assessment in respect of the Board performance and composition and determined that the experience, effectiveness and diversity of the Board were meeting the Corporation’s needs. The Governance Committee recommended that the same directors be nominated for re-election to the Board at the Meeting.

Management of the Corporation proposes the following eleven persons as its nominees for election as directors of the Corporation at the Meeting:

If the nominees listed above are elected, the gender composition of the Board will include 4 women directors, making women directors 36% of all directors and 37.5% of the independent directors. In addition, 9% of the Board will be Indigenous Canadian.

Information concerning each of the nominees appears in this Circular under the heading “Nominees for Election as Directors”. Information regarding the Corporation’s corporate governance policies and practices and its executive compensation policies and payments to executive officers are also set forth in this Circular under the headings “Corporate Governance” and “Executive Compensation”, respectively.

On August 31, 2022, amendments to the Canada Business Corporations Act (the “CBCA”) came into force which impact how directors of CBCA corporations, such as Seabridge, are elected. As a result of these amendments, shareholders must vote on directors individually, not by slate. You may either vote “for” or “against” the election of each Nominee and directors are not considered elected unless they receive more votes “for” their election than “against” at an uncontested meeting. Although the CBCA permits a Board to allow an incumbent director

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that is not elected to continue in office for up to 90 days, the Board will not recognize an unelected nominee as continuing in office and shall appoint a replacement in accordance with the CBCA. As a result, at the Meeting, a nominee will only be elected and continue in office after the Meeting if the number of votes cast in the nominee’s favour represents a majority of the votes cast in respect of the nominee.

Majority Voting Policy

The Toronto Stock Exchange (“TSX”) has indicated that the CBCA amendments described above satisfy the TSX’s requirement for a majority voting policy for the election of directors. Accordingly, in May 2023, the Corporation repealed its Majority Voting Policy since it is no longer necessary in light of the CBCA amendments and the TSX’s position.

Appointment and Remuneration of Auditor

Shareholders will be asked to vote on the reappointment of KPMG LLP, of Suite 4600, 333 Bay Street, Toronto, Ontario, as Auditor of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the Auditor.

Auditor’s Fees

For the years ended December 31, 2023, and 2022, the Corporation paid the external auditor as detailed below:

	2023	2022
Audit fees	$750,500	$755,275
Audit related fees	Nil	Nil
Tax fees	$185,760	$70,979
Other fees	Nil	Nil
Total	$936,260	$826,254

Approval of Amended Restricted Share Unit and Deferred Share Unit Plan

On December 19, 2013, the Corporation’s Board of Directors (the “Board”) approved a Restricted Share Unit Plan providing for the grant of restricted share units (“RSUs”) to certain eligible participants. The Restricted Share Unit Plan was subsequently approved by the shareholders of the Corporation on June 24, 2014, and amendments to the RSU Plan have been approved by shareholders in June, 2019 and June 2022 (such Plan, as amended, the “RSU Plan”).

In its 2022 report on the Corporation’s compensation practices, Bedford Consulting Group (“Bedford”) recommended that the Corporation implement a change to its equity-based compensation for non-executive directors to allow the Corporation to grant non-executive directors deferred share units (“DSUs”). DSUs are securities which convert into common shares after the holder ceases to be a director of the Corporation. DSUs are considered to provide the non-executive directors with an incentive to act in the long-term interests of the Corporation since they only receive shares (or the cash value of their shares) after they leave

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the Corporation. Many proxy advisory firms and shareholder rights firm prefer DSUs for this reason.

The Board is proposing to seek shareholder approval to allowing the Corporation to grant DSUs by way of amending the RSU Plan to allow the Corporation to also grant DSUs to non-executive directors of the Corporation under the amended RSU Plan (as amended, the “Amended Plan”). The proposed amendments to the RSU Plan (the “Amendments”) are subject to approval of shareholders of the Corporation and approval of the TSX. If shareholder and exchange approval are obtained, administration of the Amended Plan will remain in the sole discretion of the Board. Shareholders will be asked at the Meeting to consider and, if thought advisable, approve the Amended Plan by an ordinary resolution.

Amended Plan

The purpose of the Amended Plan is to advance the Corporation’s interests by (a) increasing the equity ownership of eligible participants in the Corporation; (b) aligning the interests of eligible participants with the interests of the shareholders of the Corporation, both short-term and long-term; (c) promoting longer term retention of eligible participants with the Corporation; and (d) providing eligible participants with additional incentive to achieve the goals of the Corporation.

Under the terms of the Amended Plan, the Board or, if authorized by the Board, the Compensation Committee, may grant RSUs and DSUs to eligible participants. Each RSU and each DSU represents the right to receive one common share for no additional consideration in accordance with the terms of the Amended Plan. An RSU will vest and convert into a common share based on the achievement of corporate objectives or after specified periods of time have elapsed as determined by the Board at the time of grant. The expiry date of each (unvested) RSU granted under the Amended Plan will be determined by the Board at its discretion at the time of each grant, but such expiry date shall not be later than:

(a)	December 15 (or, if it is not a business day, the first business before it) of the third calendar year following the year in which any services giving rise to the Award were rendered by a participant in respect of RSUs granted to participants that are not Non-Employee Contractors (as defined in the Amended Plan) of the Corporation and are not Special RSUs (as defined in the Amended Plan); or
(b)	December 15 (or, if it is not a business day, the first business before it) of the fifth calendar year following the year in which any services giving rise to the Award were rendered by a participant in respect of RSUs granted to participants that are Non-Employee Contractors of the Corporation or in respect of Special RSUs,

(which date is referred to herein as the “Latest RSU Expiry Date”). A DSU will vest and convert into a common share after a director ceases to be a director of the Corporation.

Participation in the Amended Plan is voluntary and, if an eligible participant agrees to participate, a grant of RSUs or DSUs will be evidenced by an agreement or other electronic record between the Corporation and the participant. The interest of any participant in any RSU or DSU may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

A director, officer, employee or consultant of the Corporation who has been designated by the Corporation for participation in the Amended Plan and who agrees to participate in the Amended Plan is an eligible participant to receive RSUs under the Amended Plan. Under the Amended Plan, DSUs will only be issued to a person who is a director and who, at the relevant

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time, is not otherwise an officer or employee of the Corporation, and such person shall continue to be an eligible director for so long as such person continues to be a member of such boards of directors and is not otherwise an employee of the Corporation or of a designated affiliate of the Corporation (an “Eligible Director”). DSUs may be granted (i) at any time on a discretionary basis, or (ii) quarterly in lieu of a portion of the annual compensation payable to Eligible Directors, excluding amounts received as reimbursement for expenses incurred in attending meetings of the Board.

If the vesting conditions are satisfied for an RSU during a blackout period, the vesting date for such RSU shall be deemed to be deferred thereafter for a period (the “Extension Period”) ending on the earlier of (i) one business day after the date the blackout period ends, and (ii) for a participant that is not a Non-Employee Contractor of the Corporation and only with respect to a RSU that is not a Special RSU, the Latest RSU Expiry Date; provided that if an additional blackout period is subsequently imposed by Seabridge during the Extension Period, then such Extension Period instead shall be deemed to end on the date which is the earlier of (i) one business day after the end of the last imposed blackout period, and (ii) for a participant that is not a Non-Employee Contractor of the Corporation and only with respect to a RSU that is not a Special RSU, the Latest RSU Expiry Date. If the expiry date of a RSU falls during an Extension Period, the expiry date shall be deemed to be postponed to the last day of the Extension Period. Notwithstanding the foregoing, the Board may, at its sole discretion, elect not to extend the vesting date in respect of a RSU if the RSU will be settled wholly in cash during a blackout period.

Reservation of Shares Under Amended Plan and Plan Limits

The maximum number of common shares which may be issued under the RSU Plan together with all of the Corporation’s other security-based compensation arrangements, unless otherwise approved by shareholders, was set at 2,674,444 common shares at the Corporation’s shareholder meeting held on June 29, 2022. At May 12, 2024, the number of common shares which are reserved for issuance under the RSU Plan and all of the Corporation’s other security-based compensation arrangements is 2,110,711 common shares, representing in aggregate approximately 2.4% of the Corporation’s issued and outstanding common shares. There are 634,660 RSUs outstanding as of May 6, 2024 representing 0.7% of the outstanding shares of the Corporation. The Corporation is not seeking an increase in the number of common shares reserved for issue under the Amended Plan as part of the amendments it is making to the RSU Plan. Therefore, if the Amended Plan is approved by the shareholders (and assuming the 25,000 in-the-money outstanding options which expire on June 24, 2024 are exercised), the number of shares reserved for issue under the Amended Plan will be 2,085,711 common shares, representing in aggregate approximately 2.4% of the Corporation’s issued and outstanding common shares.

The Amended Plan, together with all other previously established or proposed share compensation arrangements of the Corporation, may not result in:

(a)	the number of the Corporation’s shares (i) issued to insiders of the Corporation, within any one-year period, and (ii) issuable to insiders of the Corporation, at any time, exceeding 10% of the Corporation’s outstanding shares;
(b)	the issue to any one eligible participant or any associates of an eligible participant of the Corporation, within a one-year period, of more than 5% of the Corporation’s outstanding shares; and
(c)	the value of DSUs granted to each non-executive director, together with the value of all other security-based compensation arrangements of the Corporation in which a non-executive director may participate, exceeding $150,000 in any one-year period, other

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than any DSUs or other securities granted to a non-employee director that is granted in lieu of any director cash fee.

The terms of the Amended Plan are set forth in greater detail in Appendix 3 to this Circular. The text of the Amended Plan may be reviewed by the Shareholders by selecting the “Governance” tab on the Corporation’s website at www.seabridgegold.com and looking under the heading “Share-Based Compensation Plans”. A compared version of the Amended Plan showing the changes proposed to be made to the RSU Plan is also posted on the same webpage.

Shareholder Approval

At the Meeting, the shareholders will be asked to pass an ordinary resolution approving the Amendments and the Amended Plan. All shareholders present at the Meeting, whether in person or by proxy, will be entitled to vote on such resolution.

The Directors believe that the approval of the Amended Plan is in the best interests of the Corporation and recommend that shareholders vote in favour of the resolution to approve the Amended Plan. Unless otherwise instructed, the Proxy given pursuant to this solicitation will be voted for the approval of the Amended Plan.

The resolution approving the proposed Amended Plan will be in the following form:

“WHEREAS the Board of Directors of the Corporation approved on May 13, 2024 certain amendments to the Restricted Share Unit plan of the Corporation (as amended, the “Amended Plan”) as described in the Management Proxy Circular of the Corporation dated May 13, 2024 (the “Circular”) in order to provide for the grant of deferred share units in addition to restricted share units.

BE IT RESOLVED, as an ordinary resolution, that:

(a)	the Amended Plan, as described in the Circular, be and is hereby approved and adopted; and
(b)	any one Director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to perform all such acts and deeds and things and execute, under the corporate seal of the Corporation or otherwise, deliver and file all documents and instruments and take such other actions as such Director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

Advisory Resolution on Executive Compensation

The Board has adopted a Say-on-Pay Policy under which the Corporation will give its shareholders the opportunity annually to express their views on the Corporation’s executive compensation practices and decisions in the form of a non-binding shareholder advisory vote (“Say-on-Pay”). Say-on-Pay is intended to enhance accountability for the Board’s compensation decisions.

The results of this year’s vote will be reported following the Meeting. As this is an advisory vote, the results are not binding, and the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the voting results into account when considering future compensation policies,

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procedures, and decisions and in determining if there is a need to modify any aspect of the Board’s engagement with shareholders.

Shareholders are encouraged to review and consider the information regarding the Corporation’s approach to compensation under the heading “Executive Compensation” and, in particular, within that Section under “Compensation Discussion and Analysis”. In both 2022 and 2023, the Corporation engaged The Bedford Consulting Group, compensation advisors, to review and recommend compensation practices for the Corporation’s officers and directors. In 2022 Bedford made numerous recommendations regarding the Corporation’s compensation approach and these recommendations were implemented by the adoption of an entirely new approach to short-term and long-term incentive compensation. In 2023 Bedford reviewed the compensation approach and made recommendations to implement minor updates to the Corporation’s approach. Shareholders who vote against the Say-on-Pay resolution are encouraged to contact the Board using the contact information under the heading “Information Relating to the Corporation” in this Circular to discuss their concerns about the Corporation’s approach to executive compensation.

At the Meeting, shareholders will be asked to consider, and if thought fit, pass the following resolution (the “Say-on-Pay Resolution”) regarding executive compensation:

“BE IT RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Proxy Circular dated May 13, 2024 in respect of its Annual General Meeting of Shareholders.”

The Board unanimously recommends that each shareholder vote FOR the Say-on-Pay Resolution. Unless otherwise instructed, the Proxy given pursuant to this solicitation will be voted “FOR” the Say-on-Pay Resolution. If the Say-on-Pay Resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with shareholders (particularly those who are known to have voted against the Say-on-Pay Resolution) to understand their concerns and will review the Corporation’s approach to executive compensation in the context of those concerns. Results from the Board’s review will be discussed in the Corporation’s management proxy circular the following year. At the Corporation’s Annual General Meeting in 2023 the Say-on-Pay vote was approved by 91.4% of the shareholders who voted on the resolution.

Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein, no person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), has material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

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NOMINEES FOR ELECTION AS DIRECTORS

The Nominees

The names of the nominees for election as directors of the Corporation and information concerning these nominees is set forth below. The Corporation does not have an executive committee. The Corporation is required to have an audit committee. The Corporation also has a Compensation Committee, a Corporate Governance and Nominating Committee (the “Governance Committee”), a Sustainability Committee and a Technical Committee. The Members of these committees of the Board are as set out in the tables below. All but two of the incumbent directors hold sufficient securities of the Corporation to meet the securities ownership threshold applicable to them under the Corporation’s Equity Ownership Policy, and the two who have not met the threshold have until June 28, 2028 to meet it. The information in the tables below is provided as of May 12, 2024 except where expressly stated otherwise.

Trace Arlaud, Colorado, USA	Independent
Director Since: June, 2021

Ms. Arlaud, M. Eng., CDI.D is currently the CEO of underground mining specialist, IMB Inc. She previously held lead engineering roles with several engineering and project implementation consultants including Hatch Associates Inc. and McIntosh Engineering (Stantec). Prior to that, she was Chief Engineer at PT Freeport in Indonesia, and held engineering roles at WMC Resources Ltd. and Normandy Ltd. both of Australia. Ms. Arlaud is an expert in mining, geology, geotechnical engineering, mining engineering and project management with 28 years of industry experience. She is also a Board member of Global Atomic Corporation, Imdex Ltd. and Igo Ltd.
Educated in Victoria, Australia, Ms. Arlaud has a Masters of Mining Engineering from the University of Ballarat and a BSc with Honours from La Trobe University.

Securities Held At: May 12, 2024	Seabridge Board and Board Committees (2023)		2023 Meetings Attended
Shares: 14,000 RSUs: 11,000 Total Shares and RSUs: 25,000 Total Value ($) of Shares and RSUs: $521,500 Options: Nil Met Equity Ownership Policy Share Ownership Threshold: Yes	• Board of Directors • Corporate Governance & Nominating C’ttee • Technical Committee		9/9 4/4 1/2	100% 100% 50%
2023 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,403,673	99.01%	325,3655	0.99%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Global Atomic Corp. IGO Limited Imdex Limited		• Health and Safety Committee • Nomination & Governance, Sustainability • Renumeration Committee
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees

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MATTHEW COON COME, Quebec, Canada	Independent

Director Since: June, 2023

Mr. Coon Come is the former Grand Chief of the Grand Counsel of the Crees (Eeyou Istchee) and the Cree Regional Authority and a former Chairperson of the Cree National Trust. He was National Chief of the Assembly of First Nations from 2000 to 2003 and previously was Grand Chief/Chairman of the Grand Counsel of the Crees of Québec from 1987 to 1999 and 2008 to 2017. Earlier, he served two terms as Chief of the Mistissini First Nation. Mr. Coon Come is a Founding Member of the Board of Compensation of the Cree Nation and has been a director of Creeco, AirCreebec, Cree Regional Economic Enterprise Company and Cree Construction Company, and Chairman of Cree Housing Corporation and James Bay Native Development Corporation. He was a founding director of the First Nations Bank of Canada. He is a director of Labrador Iron Mines Holdings Limited, and served from 2017 as a director, Goldcorp Inc. (TSX) and its successor company Newmont Corporation (TSX and NYSE) on the Safety and Sustainability Committee, leaving that board in 2022. He is a member of the NACD and ICD.

Mr. Coon Come has been presented numerous awards in the fields of aboriginal affairs and environmental stewardship. He received both the Goldman Price (1994) and the National Aboriginal Achievement Award (1995) and was awarded Honorary Doctorate of Laws degrees by Trent University in 1998 and by the University of Toronto in 2000. He was invested into the Order of Canada for his contribution to the nation.

Securities Held At: May 12, 2024	Seabridge Board and Board Committees (2023)		2023 Meetings Attended

Shares: Nil

RSUs: 13,000

Total Shares and RSUs: 13,000

Total Value ($) of Shares and RSUs: $271,180

Options: Nil

Met Equity Ownership Policy Share Ownership Threshold:
Not presently; required to meet threshold by June 28, 2028

	• Board of Directors (Jun – Dec) • Sustainability Committee (Jun – Dec)		4/4 2/2	100% 100%
2023 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,433,895	99.10%	295,143	0.90%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Labrador Iron Mines Holdings Limited		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	Newmont Corporation (2019 – 2022) Goldcorp Inc. (2017 – 2019)		• Safety and Sustainability Committee • Advisory Council on Indigenous Affairs • Sustainability Committee

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RUDI P. FRONK, Colorado, USA	Non-Independent

Director Since: October 1999

Mr. Fronk has over 35 years of experience in the gold business, primarily as a senior officer and director of publicly traded companies. In 1999 Mr. Fronk co-founded Seabridge and has served as the Corporation’s CEO since that time. Mr. Fronk is a graduate of Columbia University from which he holds a Bachelor of Science in Mining Engineering and a Master of Science in Mineral Economics.

Securities Held At: May 12, 2024	Seabridge Board and Board Committees (2023)		2023 Meetings Attended
Shares: 1,203,666 directly 30,000 indirectly RSUs: 169,000 Total Shares and RSUs: 1,402,666 Total Value ($) of Shares and RSUs: $29,259,612.76 Options: Nil Met Equity Ownership Policy Share Ownership Threshold: Yes	• Board of Directors		9/9	100%
2023 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,446,606	99.14%	282,432	0.86%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Paramount Gold Nevada Corp.		• Compensation Committee (Chair) • Technical Committee
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	-		-

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ELISEO GONZALEZ-URIEN, Oregon, USA	Independent

Director Since: January 2006

Mr. Gonzalez-Urien has over 30 years of experience as an exploration geologist. From 1989 through 2001, Mr. Gonzalez-Urien held various executive positions with Placer Dome Inc. including Senior Vice President of the parent company and President of Placer Dome Exploration Inc. During this period, he was responsible for Placer Dome´s worldwide exploration activities. Prior to Placer Dome, Mr. Gonzalez-Urien held senior positions with BHP-Utah Inc. and Noranda. He holds a degree in Geology from the University of Santiago, Chile, followed by post graduate studies in Geology at the University of California, Berkeley.

Securities Held At: May 12, 2024	Seabridge Board and Board Committees (2023)		2023 Meetings Attended
Shares: 124,765 RSUs: 11,000 Total Shares and RSUs: 135,765 Total Value ($) of Shares and RSUs: $2,832,057.90 Options: Nil Met Equity Ownership Policy Share Ownership Threshold: Yes	• Board of Directors • Compensation Committee (Chair) • Technical Committee		7/9 2/2 0/2	78% 100% 0%
2023 Annual Meeting Voting
	Votes in Favour		Votes Against
	31,930,917	97.56%	798,121	2.44%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Paramount Gold Nevada Corp.		• Technical Committee
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	-		-

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JAY LAYMAN, Wyoming, USA	Non-Independent

Director Since: June 2012

From February 2011 until August 2022, Mr. Layman acted as President and Chief Operating Officer of Seabridge and had responsibility for designing and managing the technical programs required to advance Seabridge’s two main assets, KSM and Courageous Lake, towards feasibility and advising the Board of Directors on the best strategy for unlocking shareholder value in these assets. Previous to Seabridge, he was Vice President Solutions and Innovation for Newmont Mining Company where he was responsible for managing Global Technical Services and launching a Global Innovation Department. Mr. Layman retired as President and COO in August 2022 but remains a Director.

Mr. Layman has worked in both underground and open pit operations containing gold, copper, silver, lead and zinc metals. His education includes Bachelors Degrees in Mechanical Engineering and Finance from Washington State University and an MBA from Eastern Washington University. Mr. Layman is currently a Director of Star Royalties and holds the ICD.D Director designation in Canada and is a member of the National Association of Corporate Directors in the US. Mr. Layman also holds the CERT Certificate in Cyber - Risk Oversight Program offered by NACD/Carnegie Mellon University.

Securities Held At: May 12, 2024	Seabridge Board and Board Committees (2023)		2023 Meetings Attended
Shares: 33,400 RSUs: 11,000 Total Shares and RSUs: 44,400 Total Value ($) of Shares and RSUs: $926,184 Options: Nil Met Equity Ownership Policy Share Ownership Threshold: Yes	• Board of Directors • Sustainability Committee • Technical Committee		9/9 3/3 2/2	100% 100% 100%
2023 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,052,260	97.93%	676,778	2.07%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Star Royalties		• Compensation Committee • ESGN Committee
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	Nautilus Minerals Inc.		-

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MELANIE MILLER, Colorado, USA	Non-Independent

Director Since: June, 2020

Since August 1, 2022, Ms. Miller has been Vice President, Chief Sustainability Officer of Seabridge. Ms. Miller is an executive with over 20 years of success leading business and supply chain innovation for Fortune 500 organizations. Ms. Miller has comprehensive experience increasing company performance and profitability through supply chain leadership, strategic planning and analysis, and organizational management. She also has extensive experience implementing processes to improve efficiency and is accomplished in all areas of program management with a keen ability to identify, build, and maintain business relationships.

In addition to building her executive coaching practice, Ms. Miller is on the board of Highland Copper. She has two undergraduate degrees from Miami University of Ohio and has pursued graduate education at both University of Chicago and Harvard. Ms. Miller has continued to develop her skills in cybersecurity and ESG through NACD and ICD.

Securities Held At: May 12, 2024	Seabridge Board and Board Committees (2023)		2023 Meetings Attended

Shares: 18,900

RSUs:   15,600

Total Shares and RSUs: 34,500

Total Value ($) of Shares and RSUs: $719,670

Options: 25,000

Exercise Price ($): 17.72

Expiry Date: June 24, 2024

Market Value ($) of Options at May 12, 2024:

$521,500

Met Equity Ownership Policy Share

Ownership Threshold:

Yes

	• Board of Directors • Sustainability Committee (Chair) • Technical Committee		9/9 3/3 2/2	100% 100% 100%
2023 Annual Meeting Voting
	Votes in Favour		Votes Against
	31,312,051	95.67%	1,416,987	4.33%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	Highland Copper Company Inc.		• Governance Committee • Safety Environment & Social Responsibility Committee
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	-		-

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CLEM PELLETIER, British Columbia, Canada	Independent

Director Since: June 2018

Mr. Pelletier is a process chemist/metallurgist by training with 14 years in industry and 36 years in resource-related environmental consulting. During his early years he worked with INCO, US Borax/Rio Tinto and Utah International/BHP. In 1981 Mr. Pelletier founded the Rescan Group, a globally recognized, industry leading mining/mineral processing engineering and environmental consulting firm. As Rescan’s President, Mr. Pelletier managed a number of acid rock drainage studies, industrial water treatment studies, mine closures and qualitative risk assessments.

He has managed large Environmental Impact Studies and permitting for major projects such as the KSM Project, the Jansen Potash Project, Goro Nickel, the Voisey’s Bay Nickel Project, Escondida and the Ekati Diamond Mine. Mr. Pelletier is a Fellow of the Canadian Institute of Mining and Metallurgy (CIMM) and has received the following awards: CIMM Distinguished Lecturer Award, CIMM Silver Medal for Distinguished Service to Mining Industry and the Technology Transfer Award from the Indonesian Department of Minerals and Energy for DSTP. In 2023, Mr. Pelletier received the AME Robert R. Hedley Award for his contribution and advances in the realm of social and environmental responsibility, including contribution to increase equity, diversity and inclusion in British Columbia, Canada and worldwide.

Mr. Pelletier is a qualified ICD.D member of the Institute of Corporate Directors and the National Association of Corporate Directors.

Securities Held At: May 12, 2024	Seabridge Board and Board Committees (2023)		2023 Meetings Attended
Shares: 38,000 RSUs: 11,000 Total Shares and RSUs: 49,000 Total Value ($) of Shares and RSUs: $1,022,140 Options: Nil Met Equity Ownership Policy Share Ownership Threshold: Yes	• Board of Directors • Sustainability Committee • Technical Committee (Chair) • Compensation Committee (Jun-Dec)		9/9 2/3 2/2 1/1	100% 67% 100% 100%
2023 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,134,310	98.18%	594,728	1.82%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	-		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	BQE Water Inc. (2000 – 2020) Newmont Goldcorp (2018 -2020) Goldcorp Inc. (2012 – 2018)		• Audit Committee • Technical Committee (Chair) • Nominating & Compensation Committee • Audit Committee • Technical Committee (Chair) • Audit Committee • Governance & Nominating Committee

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JULIE ROBERTSON, Ontario, Canada	Independent

Director Since: June 2023

Ms. Robertson is a Certified Public Accountant. She began her career at PWC, and t from 2006 until 2019 she worked at Barrick Gold where she engaged in various finance roles including the development of capital projects finance framework, to ensure all capital projects follow the same best practices including, but not limited to P2P; planning; cash calls; asset management; and reporting. Her other duties included presenting to the Barrick Audit Committee on quarterly results, financial control, and accounting issues; responding to SEC and OSC comment letters. Ms. Robertson departed Barrick as Partner, Vice President & Controller in 2019 and then joined Centerra Gold Corp. as Vice President Finance and Capital Projects. In 2022 she became Chief Financial Officer of Marathon Gold Corp. (TSX:MOZ), managing finance, treasury, planning and IT until Marathon was sold at the end of 2023. She was a Director of Quebec Precious Metals Corp. (TSXV) in 2021-2023. Ms. Robertson was a member of CPA Canada’s Mining Industry Task Force on IFRS, created jointly with The Prospectors & Developers Association of Canada, ending in the role of Chairman.

Securities Held At: May 12, 2024	Seabridge Board and Board Committees (2023)		2023 Meetings Attended

Shares: Nil

RSUs:   13,000

Total Shares and RSUs: 13,000

Total Value ($) of Shares and RSUs: $271,180

Options: Nil

Met Equity Ownership Policy Share

Ownership Threshold:
Not presently; required to meet threshold by

June 28, 2028

	• Board of Directors (Jun – Dec) • Audit Committee (Jun – Dec) • Corporate Governance & Nominating C’ttee (Jun – Dec)		4/4 2/2 4/4	100% 100% 100%
2023 Annual Meeting Voting
	Votes in Favour		Votes Against
	31,106,592	1,622,446	95.04	4.96
	Current Public Company Directorship		Current (Other) Board Committee Memberships

	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	Quebec Precious Metals Corp. (2021 – 2023)		• Audit & Risk Management C’ttee (Chair) • Governance and Nominating Committee

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JOHN SABINE, Ontario, Canada	Independent

Director Since: June 2014

Mr. Sabine is Lead Director of Seabridge and Chair of the Corporate Governance and Nominating Committee. He is a seasoned legal counsel, now retired from practice, with over 40 years experience in mining, corporate reorganization, securities, financing, and mergers and acquisitions. In addition to advising public companies and investment banks, he has served on the boards of directors of a number of public and private companies in a variety of businesses.

He is a former director and Chief Executive Officer of Arbor Memorial Services Inc and was non-executive Chair of Anvil Mining Limited, North American Nickel Inc. (now Premium Nickel Resources Ltd.), and Meridian Mining UK Societas. Mr. Sabine has also served as a director of Minera Rayrock Inc., Discovery West, Blackrock Ventures Inc., Golden Star Resources Limited, Uranium One, Lipari Energy Inc., Barkerville Gold Mines Ltd., and Rincon Ltd., a private company with mineral assets in the United States and Argentina. Mr. Sabine holds Bachelor of Arts and Bachelor of Law degrees from Western University.

Securities Held At: May 12, 2024	Seabridge Board and Board Committees (2023)		2023 Meetings Attended

Shares: 25,000 directly

19,600 indirectly

RSUs:   11,300

Total Shares and RSUs: 55,900

Total Value ($) of Shares and RSUs: $1,166,074

Options: Nil

Met Equity Ownership Policy Share

Ownership Threshold:

Yes

	• Lead Director, Board of Directors • Corporate Governance & Nominating C’ttee (Chair)		9/9 4/4	100% 100%
2023 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,308,530	98.72%	420,508	1.28%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	-		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	Barkerville Gold Mines Ltd (2017 – 2019) Meridian Mining UK S (2018 – 2019) North American Nickel Inc. (2014 – 2020) Osisko Green Acquisition Limited (2021-2023)		• Audit Committee • Non-Executive Chair • Audit Committee • Compensation Committee • Non-Executive Chair • Lead Director • Audit Committee (Chair)

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GARY SUGAR, Ontario, Canada	Independent

Director Since: June 2016

Mr. Sugar is well-known for his extensive involvement in the investment banking industry. He served for 32 years with RBC Capital Markets, including 24 years as a Managing Director. During his tenure at RBC, Mr. Sugar led numerous equity and debt offerings, advised on merger and acquisition transactions for a wide range of Canadian and international mining companies and provided on-going oversight of corporate banking relationships. Prior to his career in investment banking, he worked for the mining industry in various roles ranging from corporate development to field geologist.

Mr. Sugar has previously served on the boards of Stillwater Mining Company, Osisko Mining Corporation, Norzinc Ltd. and Romarco Minerals Inc. where he was active on Audit, Compensation and Special Committees.

Mr. Sugar holds a BSc in Geology and an MBA, both from the University of Toronto.

Securities Held At: May 12, 2024	Seabridge Board and Board Committees (2023)		2023 Meetings Attended
Shares: 31,500 RSUs: 11,000 Total Shares and RSUs: 42,500 Total Value ($) of Shares and RSUs: $886,550 Options: Nil Met Equity Ownership Policy Share Ownership Threshold: Yes	• Board of Directors • Audit Committee • Compensation Committee • Corporate Governance & Nominating C’ttee		9/9 4/4 2/2 4/4	100% 100% 100% 100%
2023 Annual Meeting Voting
	Votes in Favour		Votes Against
	32,342,632	98.82%	386,406	1.18%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	-		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	Norzinc Ltd. (to 2022)		Audit Committee

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CAROL WILLSON, Ontario, Canada	Independent

Director Since: June 2022

Ms. Willson was appointed to the Seabridge Board in 2022, serves on 3 Committees and is Chair of the Audit Committee. Prior to joining the Seabridge Board, Ms. Willson worked in the risk assurance and advisory consulting practices of Ernst & Young LLP (EY) from 1992 to 2021 and now has her own consulting business. At EY, as a trusted Risk Consulting leader her projects included leading corporate governance, enterprise risk management, internal controls and internal audit consulting work. Ms. Willson has also acted as head of internal audit for gold mining companies and carried out multiple internal audit projects in key risk areas such as cybersecurity, project controls, ESG, and procurement.

Ms. Willson was previously a board member for a non-for-profit organization for 10 years and during that time acted as Board Chair and Chair of multiple Board Committees. She holds an MBA (Accounting) from the University of Toronto, risk and fraud certifications and a directors designation (ICD.D) from the Institute of Corporate Directors.

Securities Held At: May 12, 2024	Seabridge Board and Board Committees (2023)		2023 Meetings Attended
Shares: 5,000 RSUs: 13,500 Total Shares and RSUs: 18,500 Total Value ($) of Shares and RSUs: $385,910 Options: Nil Met Equity Ownership Policy Share Ownership Threshold: Yes	• Board of Directors • Audit Committee (Chair) • Corporate Governance & Nominating Committee • Sustainability Committee		9/9 44 4/4 3/3	100% 100% 100% 100%
2023 Annual Meeting Voting
	Votes in Favour		Votes Against
	31,812,885	97.20%	916,153	2.80%
	Current Public Company Directorship		Current (Other) Board Committee Memberships
	-		-
	Other Public Company Directorships Within the Last Five Years		Other Public Company Board Committees
	-		-

Nominees’ Skills

As part of its annual assessment of Board composition, the Governance Committee generates a list of the areas of expertise that are important for effective governance of the Corporation and produces a matrix of the skills possessed by the current directors.  The matrix is useful in identifying the skills needed when recruiting future nominees.  While each director is not expected to have skills in every category, there should be sufficient experience and skills collectively to enable the Board to manage the Corporation and provide strategic guidance and support to management.  The table below sets out the skills and experience of each director nominee.

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SKILLS MATRIX

Director	Financial[1]	M&A2	Industry Knowledge[3]	Technical Mining[4]	Government Relations[5]	Governance[6]	Human Resources[7]	Sustain- ability[8]	Cyber security	Managment[9]
Trace Arlaud			X	X		X	X	X		X
Matthew Coon Come			X		X	X	X	X		X
Rudi P. Fronk	X	X	X	X	X	X	X	X		X
Eliseo Gonzalez-Urien	X		X	X			X			X
Jay Layman	X	X	X	X		X	X	X	X	X
Melanie Miller	X		X			X		X		X
Clem Pelletier	X	X	X	X	X	X		X		X
Julie Robertson	X	X	X			X	X			X
John Sabine	X	X	X			X				X
Gary Sugar	X	X	X	X		X
Carol Willson	X	X	X			X	X	X	X	X

Notes:

(1)	Understands: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)	Understands: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in mergers and acquisitions (“M&A”).
(3)	Understands the mining industry and in particular where we have assets and the associated risks (including price and currency volatility, future growth, global supply, capital access, social license to operate and productivity).
(4)	Understands: (i) exploration activities; (ii) geology; and (iii) project development.
(5)	Understands: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.).
(6)	Understands: (i) the requirements/process for oversight of Management; (ii) ethical conduct and responsibilities; (iii) various stakeholder requirements; (iv) commitment of directorship; and (v) evolving trends with respect to governance of public companies in Canada and the United States.
(7)	Ability to: (i) review management structure for small-to-mid size organizations; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.
(8)	Understands: (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) and has experience in community relations, rights of Indigenous peoples, and stakeholder involvement.
(9)	Has received training on cybersecurity issues and/or experience with respect to providing advice on, or assistance with, implementing, cybersecurity safeguards and responses.
(10)	Ability to: (i) plan, operate and control various activities of a business; (ii) experience as a senior officer; and (iii) facilitate growth of the operations and stakeholder value.

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Board Gender Diversity

Of the current nominees for election to the Corporation’s Board of Directors, four of the eleven (36%) are women and amongst the independent directors three of eight (38%) are women.

When selecting Board nominees, the Board also takes into consideration the diversity of members of Board Committees. The Corporation presently has five Board Committees, of which 2 Committees have a woman acting as Chair, and two Committees are composed of 50% or higher women member, with two more Committees having 40% women members.

Cease Trade Orders, Bankruptcies Penalties and Sanctions

Except as set forth at the bottom of this section, to the knowledge of the Corporation, no proposed director:

(a)	is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,
(i)	was subject to an Order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

SEABRIDGE GOLD      19

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity;
(b)	is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the foregoing, an “Order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Gedex Systems Inc. (“Gedex”), a Canadian private company of which Rudi P. Fronk and Eliseo Gonzalez-Urien were non-executive chairman and a director, respectively, was subject to an application made by FCMI Parent Co. to commence proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in respect of Gedex, among others, pursuant to an Initial Order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated August 12, 2019. The Court subsequently granted a CCAA Termination Order on December 5, 2019 pursuant to which the Court approved the termination of the CCAA proceedings effective at the date and time on which Zeifman Partners Inc, as monitor (the “Monitor”) filed a Discharge Certificate with the Court. On December 23, 2019, the Monitor filed the Discharge Certificate with the Court.

Nautilus Minerals Inc. (“Nautilus”), a Canadian reporting issuer of which Jay Layman was a non-executive director, filed for and was granted creditor protection under the CCAA. Mr. Layman and the other independent directors of Nautilus resigned on March 29, 2019 prior to Nautilus being delisted from the TSX on April 3, 2019. By order made August 13, 2019, the Supreme Court of British Columbia sanctioned and approved a plan of compromise, arrangement and reorganization dated July 23, 2019 pursuant to which Deep Sea Mining Finance Ltd., as buyer, acquired certain assets from Nautilus.

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CORPORATE GOVERNANCE

The Board is committed to instituting and maintaining robust governance practices which are essential to the success of the Corporation and to the continuing support of its stakeholders. The Corporation is also required by regulators to report annually on specific elements of its corporate governance practices.

Board of Directors

Independence

At its Annual General Meeting in 2023, eleven directors were elected, eight of whom the Corporation determined to be independent; Trace Arlaud, Matthew Coon Come, Eliseo Gonzalez-Urien, Clem Pelletier, Julie Robertson, John Sabine, Gary Sugar and Carol Willson. A director who is independent of management is free from any interest or any business or any other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, other than interests arising from shareholdings.

The Corporation’s Chairman and CEO, Rudi Fronk, is not independent. On July 31, 2022, Jay Layman resigned as President and Chief Operating Officer of the Corporation but remained a director of the Corporation and will be considered non-independent for 3 years after his resignation. On August 1, 2022, Melanie Miller was appointed Vice President, Chief Sustainability Officer of the Corporation, making her non-independent.

At the Meeting, management proposes that all eleven of its directors be re-elected. Accordingly, 73% of the directors nominated for election at the Meeting are independent.

Meetings of Independent Directors

The Board follows a practice of holding an in-camera session at the end of every Board meeting at which only independent directors are present. This provides an opportunity for open and candid discussion amongst all independent directors and facilitates the exercise of their independent judgment. The Corporation’s Governance Committee is comprised of four independent directors. The Governance Committee has a mandate to meet formally at least once a year without non-independent directors or management to review governance matters for the Corporation. The emphasis of the Governance Committee’s work is to ensure that independent directors have the information and resources required to meet their responsibilities and to provide a mechanism for informed direction from independent directors and collaborative oversight of management. The Governance Committee formally met four times during the Corporation’s most recently completed financial year.

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Independence of Chair

The Chairman is not independent due to his position as CEO of the Corporation. In August, 2021, the Corporation appointed John Sabine as Lead Director. John Sabine, who practiced corporate law for over 45 years, is also the Chair of the Governance Committee. The Lead Director’s role is to act as the independent leader of the Board and his responsibilities include, amongst other things, the following:

(a)	Ensuring that the Board functions independently of management and providing leadership to the Board in circumstances where the Chair has (or may be perceived to have) a conflict of interest.

(b)	Ensuring the interests of shareholders are duly represented in Board deliberations.

(c)	Consulting with the Chair regarding the agenda and ultimately approving the agenda and associated materials for Board meetings. The Lead Director may add items to the agenda in his/her discretion.

(d)	Consulting with the Chair regarding the generation of the Corporation’s annual objectives. The Lead Director, with the recommendation of the Governance Committee, may add items to the Corporation’s annual list of objectives in furtherance of the Board’s oversight of, and recognizing the significance of such objectives in the determination of, compensation awards.

(e)	Engaging with other independent directors to identify matters for discussion during in camera sessions of the independent directors.

(f)	Authority to call meetings of the independent directors or of the Board.

(g)	Debriefing the Chair on decisions reached and suggestions made at meetings of independent directors or during in camera sessions.

(h)	Facilitating communication between the independent directors and the Chair, including by presenting the Chair’s views, concerns and issues to such directors and raising with the Chair, as appropriate, views, concerns and issues raised by the directors.

(i)	Overseeing the annual Board and individual directors’ evaluation process.

(j)	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate.

(k)	Authority to retain independent advisors on behalf of the Board as the Board or independent directors may deem necessary or appropriate.

The full content of the Lead Director’s Role and Responsibilities is available for review on the Corporation’s website (www.seabridgegold.com and select the “Governance” tab under the heading “Company”).

Board processes are managed to ensure that committees are given the resources to arrive at independent conclusions. The Governance Committee also considers the relationship of the independent directors to management and whether or not, in their view; (i) they have provided sufficient direction to management, and (ii) this direction has been followed appropriately. The Board’s composition supports the independent work of the Board’s committees by ensuring that committees consist of directors with experience in the disciplines required for the performance of their mandates and who have open access to information from management.

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There are three key committees in this respect: (a) the Audit Committee, which oversees the Corporation’s financial reporting processes and has general responsibility for oversight of the Corporation’s internal controls, risk management, complaints handling and information systems of the Corporation; (b) the Technical Committee, which assesses the Corporation’s engineering and geological programs and monitors results; and (c) the Sustainability Committee, which establishes policies and goals and monitors performance of the Corporation on matters relating to the environment, social responsibility and governance. The Corporation believes these committees have a depth of experience equivalent to that of management. Information in respect of the Corporation’s Compensation Committee is set forth below under the heading “Executive Compensation – Compensation Analysis and Discussion”.

Attendance

During the fiscal year ended December 31, 2023, the Corporation held nine directors’ meetings. Ten of the directors were at all of the meetings held during the time they acted as directors and Eliseo Gonzalez-Urien was at seven of the nine meetings. When appropriate, directors are excluded from portions of some meetings in order to facilitate discussions among independent or non-conflicted directors.

Other Directorships

The following directors of the Corporation are also directors of other public companies as of the date of this Circular: Rudi Fronk and Eliseo Gonzalez-Urien are directors of Paramount Gold Nevada Corp., in which the Corporation owns shares and is the holder of a 10% net profits interest in one of its development projects; Trace Arlaud is also a director of Global Atomic Corp., Imdex Limited and IGO Limited; Matthew Coon Come is also a director of Labrador Iron Mines Holdings Limited; Jay Layman is also a director of Star Royalties; Melanie Miller is also a director of Highland Copper Company Inc.

Board Mandate

The Board’s formally approved mandate provides that the Corporation’s Board of Directors is responsible for the overall stewardship of its business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure the Corporation meets its obligations on an ongoing basis and operates in a reliable and safe manner. In performing its functions, the Board should also specifically consider the legitimate interests that its other stakeholders may have. The Board manages its own affairs, including selecting its Chair and Lead Director, nominating candidates for election to the Board and constituting committees to provide it advice and exercise delegated powers, duties and responsibilities. The Board’s principal duties and responsibilities include:

(a)	managing, or supervising management of, the business and affairs of the Corporation, acting in accordance with its statutory duties, and complying with the laws, regulations, by-laws applicable to the Corporation;

(b)	ensuring that appropriate structures and procedures are in place to permit the Board to function independently of management;

(c)	to participate with management in developing corporate objectives, goals and strategic plans with a view to enhancing shareholder value and promoting a responsible presence within the communities the Corporation serves;

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(d)	to identify and understand the principal risks of the Corporation’s business and establish risk monitoring and mitigation that balances risks with returns with a view to the Corporation’s long-term viability;

(e)	to establish and appoint Committees, each with a charter setting forth its responsibilities, structure and functions;

(f)	nominate candidates for election as directors, bearing in mind competencies, backgrounds, skills and qualifications as well as diversity and provide comprehensive orientation for new directors;

(g)	engage in succession planning and oversee executive succession planning, appointing officers and overseeing their integrity, training and development and their compensation;

(h)	ensuring effective communication with shareholders, other stakeholders and the public, and reporting of financial performance and timely reporting of material developments in the Corporation’s business; and

(i)	ensuring the implementation of adequate control and information systems to discharge its responsibilities, and assessing itself, its committees and the directors effectiveness and contribution.

Position Descriptions

The Corporation has developed position descriptions for the Chairman and CEO, the Lead Director and the Chairs of each Board committee. In general, it is the responsibility of the Chairman of the Board, the Lead Director and the Chairs of the committees to ensure that the formally-approved mandates of the Board and its committees are fulfilled. The Chairman and CEO has the responsibility for:

(a)	overseeing directors meetings and acting as Chair of shareholder meetings;

(b)	developing the Corporation’s business plan, annual objectives and strategy for approval by the Board;

(c)	dissemination of accurate and complete information in respect of the Corporation to shareholders, regulatory agencies and the public;

(d)	evaluates directors and participates in the evaluation of Board composition;

(e)	managing the day-to-day business of the Corporation, including the delegation of responsibilities and duties to other officers and employees;

(f)	representing the Corporation to the public;

(g)	presents the annual budget to the Board, which sets forth expected sources of cash and expenditures for the year; and

(h)	communicating the annual business plan to other officers, employees and consultants and assigning their responsibilities in respect of it.

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Orientation and Continuing Education

Director nominees are selected for their expert knowledge of various aspects of the mining industry gathered over decades of working in or for the industry. The Corporation also supports directors in their efforts to update continuously their knowledge of their specific areas of expertise through their involvement in the industry and participation in other educational opportunities. In addition to possessing current knowledge in their own areas of expertise, new directors are expected to understand our corporate philosophy and our operations. New directors nominees are afforded access to the Board Mandate and Committee Charters, the Corporation’s governance policies, its Manual of Corporate Policies and Practices and minutes of recent meetings. The Corporation also provides information on investor relations, director liability and insurance, insider trading and filing obligations. In addition to providing information on its public website, the Corporation also has a dedicated portal for directors to access corporate information, meeting materials, minutes and financial information.

All directors are invited each year to attend a lengthy briefing by the entire senior management team on the current operations, challenges and strategy of the Corporation at each of its projects. A second meeting with management occurs to review, discuss and approve the annual budget and financial plan for the Corporation’s financial year. In March of 2023 the Board initiated an annual strategic retreat for the directors held offsite during the annual Prospectors and Developers Association Conference. Among the topics included in the Retreat were the “Climate and Nature Related Risk and Opportunity Workshop” conducted by the Sustainability Committee and its independent advisors and a half day presentation by the Technical Committee focused on all of the management activities in the past year, detailing operations and processes at the KSM Project and updating the progress on “substantially started” at the KSM Project in British Columbia and reviewing in depth activities conducted and planned at each of the Corporation’s other four projects.  The directors each receive the KSM Monthly Progress Report which updates progress on Environment, Permitting and Community; Health, Safety and Security; Infrastructure Scope Status, the latter provides information on 16 topics including the BC Hydro Treaty Creek Terminal construction, Fish Habitat Offsetting Programs, Camp Construction, and Drilling and Data Acquisition.

The Corporation encourages directors to participate in a site visit to its KSM Project. During the Covid-19 pandemic site visits were halted but resumed in the summer of 2022.  On August 15 and 16, 2023 seven directors, including the two new directors elected in June 2023, visited and toured the KSM Project.  As a result of the extensive construction to obtain “substantially started” status, KSM is now more easily accessible by road and new permanent accommodation is available to visitors.

The Corporation has joined, and made each of its directors members of, the Institute of Corporate Directors (“ICD”) in Canada and the National Association of Corporate Directors (“NACD”) in the United States of America. Through the ICD and NACD the directors are informed on an ongoing basis of issues relevant to performing their role as directors, including relevant corporate governance issues, legal and regulatory decisions, and emerging and pressing issues including ESG, cybersecurity and climate change. All the directors may receive NACD’s daily updates by email as well as NACD’s quarterly print and electronic publication, The Resource, and the quarterly issues of the Director Journal published by ICD both of which include relevant regulatory and legal activities affecting the extraction industry and corporate governance of public issuers.  In addition, the Governance Committee circulates commentaries and analyses, advisories from regulators and the advice of counsel and auditing firms relevant to the directors including, among others, from the KPMG Board Leadership Center, and from well-regarded law firms in Canada and the United States, all of which were available online.

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The ICD and NACD each offer courses for director education and certification and the Corporation has funded the participation of several of its directors in those courses. Directors are encouraged to attend, at the Corporation’s expense, in person and online conferences and webinars offered by various organizations including ICD, NACD and by law firms and public accounting firms in both Canada and the United States.  During 2023, Jay Layman enrolled in (and in 2024 completed) the course to qualify for the “CERT Certificate in Cyber Security Risk Oversight Program” offered by NACD; Melanie Miller engaged in a 3 day in person training course: “ESG and Cyber Security” produced by NACD, and also the Economist’s “Sustainability Conference” presented online, and the “TCFD/TNFD/Transition Planning Workshops” by Satarla Advisors; other directors attended webinars on “Board Oversight of Third Party Risks” presented by KPMG, “Avoiding Risk Governance Issues” and  “Climate Adaptation Strategies and the Board’s Role” both presented by ICD, and ten directors attended either one or both of two “Seabridge Board Cybersecurity Training” sessions presented by Ernst and Young.

Code of Business Ethics

The Corporation has adopted a Manual of Corporate Practices and Policies which includes a Code of Business Ethics. The Manual is posted on the Corporation’s website (www.seabridgegold.com, select the “Governance” tab under the heading “Company”) and is provided to all directors, officers and employees upon starting work for the Corporation, and is also recirculated annually for review. The Governance Committee is responsible for the content of the Manual and updates it periodically as the Corporation’s governance and legal requirements evolve. The Code was last amended in March, 2024 and a copy of the Code is also available on SEDAR+ and EDGAR websites. The Code includes a provision addressing compliance with laws, including anti-corruption laws.

The Board does not formally monitor compliance with the Code. The CEO is responsible for reporting to the Chairman of the Audit Committee and to the Board any infractions of which he is aware. No such infractions were reported to the Board in 2023. The Manual includes a Whistleblower Policy to provide a mechanism that facilitates anonymous reporting of breaches of the Code, amongst other things. The contacts for reporting breaches are:

AuditCommitteeChair@seabridgegold.com
LeadDirector@seabridgegold.com

The Whistleblower Policy also specifies that the Corporation does not require prior notice of reports made to regulatory authorities and is disallowed from retaliating against any person who makes a report under the Whistleblower Policy in good faith. No reports by whistleblowers were made pursuant to the Policy in 2023.

The Code contains a specific provision for dealing with a director’s conflicts of interest, mandating that directors make immediate and full disclosure of a conflicting interest to the Board. After disclosure, the Board takes appropriate steps in respect of Board approvals of any material contract or transaction in which a director has a conflicting interest, including by having the director recuse himself or herself from discussion and refrain from voting on the matter. These procedures help to ensure that the Board is able to make an informed, independent decision free of influence by the conflicted director.

In addition to the Code of Business Ethics, the Manual of Corporate Practices and Policies includes the following policies: (i) Communications and Disclosure Policy, (ii) Community Sponsorship and Donation Policy, (iii) Diversity Policy, (iv) Environmental Policy, (v) Health and Safety Policy, (vi) Insider Trading Policy, (vii) Whistleblower Policy, and (viii) Workplace Employment Policy, as well as the following Policies which have been added to the Manual in the last thirty months:

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Advisory Say-on-Pay Policy, which provides appropriate director accountability to the shareholders for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on executive compensation, and compensation plans by an advisory vote to be taken at each annual general meeting. While shareholders will provide their collective advisory vote, the directors of the Corporation remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by the shareholders.

Equity Ownership Policy, which was adopted to set out securities ownership guidelines which will enhance alignment of the interests of directors and executive officers of the Corporation with its shareholders. The ownership requirements can be met by the holding of common shares, RSUs and DSUs (being “securities”) of the Corporation and the amount to be held is expressed as a multiple of each executive officer’s annual base salary and each non-executive director’s annual basic retainer. This Policy also provides that equity-based compensation awards to non-executive directors in any calendar year will not exceed a value of $150,000 at the date of the grant. For executive officers, the required ownership multiples of annual base salaries are: CEO - 3, CFO and COO - 2, Senior VPs - 1 ½, VPs – 1. Non-executive directors are required to hold 3 times their annual basic retainer. Each individual has five years from March 8, 2023 to become compliant. The value of securities ownership of executives and non-executive directors when the Policy came into effect is calculated: (a) in respect of common shares, by multiplying the number of common shares owned by the greater of, (i) the acquisition cost thereof, and (ii) the closing price of the common shares on the TSX on the date before the Policy became effective (i.e. March 7, 2023); and (b) in respect of RSUs, by multiplying the number of RSUs held by the grant date value. Similarly, the value of securities ownership of executives and non-executive directors who join the Corporation after the Policy came into effect is calculated: (a) in respect of common shares, by multiplying the number of common shares owned by the greater of (i) the acquisition cost thereof, and (ii) the closing price of the common shares on the TSX on the date the individual joins the Corporation; and (b) in respect of RSUs, by multiplying the number of RSUs held by the grant date value. Subsequent acquisitions of shares for individuals are the acquisition cost of common shares and the grant date value of RSUs. Once compliant, an individual is not required to increase the individual’s holdings if market prices of the common shares cause a decrease in the value of their holdings provided: (i) the individual’s securities ownership does not drop below that number of securities required to qualify held at the time he/she first met the ownership requirement; and (ii) the individual’s securities ownership requirement remains the same. The Governance Committee will undertake reporting annually to the Board on compliance with this Policy.

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Anti-Hedging Policy, which provides that directors, Named Executive Officers, and any designated officers (including their family members and entities which they control) may not engage in any kind of hedging transaction that could reduce or limit the economic risk with respect to their common shares or other securities of the Corporation (including outstanding stock options and RSUs). Prohibited transactions include the purchase of financial instruments (including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, units of exchangeable funds or other derivative securities) that are designed to, or that may reasonably be expected to have the effect of, or offset, a decrease in market value of equity securities of the Corporation.

Incentive-Based Compensation Recovery Policy (or Clawback Policy), which the Corporation is authorized to recover erroneously awarded compensation in the event the Corporation is required to prepare an accounting restatement, as that term is defined in the applicable requirements. The Policy applies to all incentive-based compensation received by an executive officer serving during the performance period for the incentive-based compensation and during the three completed financial years preceding the accounting restatement. The Corporation must recover, reasonably promptly, erroneously awarded compensation. Recovery is not subject to any finding of misconduct by any executive officer or finding an executive officer responsible for an accounting error leading to an accounting restatement. The Corporation is required to recover compensation except if recovery would be impracticable as a result of certain circumstances applying including the cost of recovery exceeding the amount owed, recovery violates the laws of the country in which recovery is sought or recovery would otherwise have certain consequences US laws for an otherwise tax-qualified retirement plan.

Respectful Workplace Policy and Program, which is a commitment by the Corporation to provide all employees with: (i) a workplace free from discrimination, bullying, harassment, sexual harassment, and workplace violence; and (ii) an environment that is free from intimidating, threatening, or disruptive behaviour. The Corporation will not tolerate, and this Policy provides definitions for, discrimination, bullying and harassment, cyberbullying, sexual harassment, and workplace violence. Employees engaging in such conduct are subject to disciplinary action, up to and including termination of employment or denial of site access privileges for violation of this Policy. The Policy sets forth how employees may make complaints to management and seek redress, prohibits retaliation against employees for making complaints in good faith, and the investigation process that follows a complaint. The Corporation also commits to provide periodic training sessions for employees on recognition of prohibited behaviour, understanding the procedures to seek redress, and appropriate responses to such behaviours.

Shareholder Engagement Policy was created because the Board believes engagement with our shareholders is important to ensure good corporate governance and transparency. To provide for such engagement, this policy outlines how management may interact with shareholders and how the Board and shareholders may communicate with each other. While the Chairman and CEO is the primary spokesperson to the shareholders and investment community and meets frequently with investors, this Policy creates a process for shareholders to contact the Board and dedicates the

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Corporate Secretary by email to: bruce@seabridgegold.com or by mail at: 106 Front Street East, Suite 400, Toronto, ON Canada, M5A 1E1 to receive and review communications and meeting requests. Directors and management are prohibited by applicable laws and policies from disclosing or discussing non-public, potentially material information about and disclosure of certain information about is subject to the policies and practices with respect to the treatment of confidential information. These constraints may impact the timing and substance of communications or meetings with shareholders.

Nomination of Directors

The Governance Committee circulates annually, to all directors, a questionnaire to assess the directors’ effectiveness, including the size of the Board and whether it has the expertise required to perform its duties of oversight properly. Following the most recent annual evaluation, the results were summarized and submitted to the Board for discussion and action. Actions taken recently include increasing the attendance of officers at Board meetings and more formal succession planning. As part of the annual performance evaluation of the effectiveness of the directors and the Board, the Governance Committee considers the balance of skills, experience, independence and knowledge on the Board and, in recent years, has begun considering the diversity of the Board in accordance with its Diversity Policy. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds.

As part of its annual assessment of Board composition, the Governance Committee generates a list of the areas of expertise that are important for effective governance of the Corporation and produces a matrix of the skills possessed by the current directors. The matrix is useful in identifying the skills needed when recruiting future nominees. While each director is not expected to have skills in every category, there should be sufficient experience and skills collectively to enable the Board to manage the Corporation and provide strategic guidance and support to management. The table set forth above labelled “Skills Matrix” under the heading “Nominees for Election as Directors - Nominees’ Skills” sets out the skills and experience of each director nominee.

When a vacancy opens on the Board, or the Governance Committee determines that additional skills are needed on the Board, the Governance Committee has responsibility for identifying and recommending new director nominees. The Governance Committee generally canvasses the directors, highly regarded individual contacts in the mining and investment industries, as well as consultants in the executive search business for suggestions for new candidates for Board nomination who have expertise in the area(s) identified through its review of the skills matrix. Once a list of candidates is established, the Governance Committee engages in a review of candidates, including interviews. After it completes its review of the Corporation’s needs and the potential candidates willing to stand for election, the Governance Committee then makes its recommendation of the nominee(s) to the Board. The Board decides on the director nominees to place before the shareholders.

In late 2023, the Governance Committee decided the directors collectively possessed the skills, industry and professional experience, cultural background, and other qualities and had the diversity appropriate for meeting the needs of the Corporation.

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Annual Board Evaluation

As required by the New York Stock Exchange, and as a matter of good corporate governance, the Board has an obligation to conduct an annual Board and Committee evaluation. In order to add outside perspective on this exercise, this year the Governance Committee engaged Hansell McLaughlin Advisory (“Hansell”), corporate governance advisors, to prepare and circulate a questionnaire to all directors and report on the results.  Hansell submitted a Report describing their mandate and methodology, the themes that emerged from the questionnaire responses, and presented recommendations for the Board’s consideration. The recommendations are based on feedback from questionnaire submissions as well as Hansell’s experience working with a wide range of boards. The Report states: “The areas the Board identified for improvement are consistent with those raised at other high-functioning boards that are looking for continuous improvement.”  In a summary of its findings, the Report concluded that Board materials are of high quality and Board meetings are effective, and like many boards, some directors said that they are interested in having more discussions about strategy and risk. The Report found: “It is evident that Board members are committed to continuous improvement. Directors actively engaged with the questionnaire and provided suggestions on how to improve effectiveness moving forward.”

Succession Planning

The Board, through the Governance Committee, is engaged in succession planning.  The Committee considers the risks and strategic priorities facing the Corporation in the foreseeable future and the implications for leadership.  The challenge is identifying the skills, expertise and experience that will be required in that future.  The Committee’s priority assignment is succession planning for the CEO who is engaged with the Committee and, among other things, will be requested annually to provide names of potential successors, both internally and externally, for the CEO position together with an assessment of each candidate’s strengths and those skills or traits needing improvement or development.  The Committee assesses the strengths of internal talent available for consideration and is also empowered to engage external advisors to assist in the planning process and to provide names and credentials of external candidates for the Committee to consider.

The CEO, COO, and Vice President, Human Resources assess the leadership succession within senior management and report annually on individuals who may warrant advancement within or into the group.  They also identify candidates who would benefit from individualized development, such as career coaching, mentorship, and specialized educational opportunities.  The Board receives an annual report on the progress of the leadership team and the identification of internal candidates for promotion.

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Corporate Governance and Nominating Committee

The Governance Committee has four members, all of which are independent. In addition to its responsibilities with respect to Board nominations and the other functions it serves as described above, the Governance Committee:

considers, develops and monitors the corporate governance procedures of the Board in compliance with the Corporation’s policies and applicable law;	advises the other Board committees of corporate governance issues applicable to their work;	maintains the Corporation’s Manual of Corporate Policies and Practices; and	has authority to retain independent advisors and unfettered access to personnel and corporate records.

Audit Committee

The Audit Committee comprises three unrelated and independent directors. Members will be appointed annually by the Board following the Corporation’s annual general meeting or at such other times as the Board may determine, and one member will be designated as the Chair. The Audit Committee will meet at least quarterly and report regularly to the Board on its activities. It has the authority to retain its own advisors.

The Audit Committee is responsible for overseeing the Corporation’s accounting and financial reporting processes. It has general responsibility for oversight of internal controls, risk management, complaints handling and information systems of the Corporation. The Committee’s duties and responsibilities include:

•	with respect to financial accounting and reporting processes;
○	to review with independent auditors, prior to making a recommendation to the Board, annual and interim financial statements, including notes thereto, management’s discussion and analysis (“MD&A”) relating to such financial statements, any associated expert report or opinion and all securities offering documents,
○	to ensure the adequacy of procedures to review the Corporation’s public disclosure,
○	to review significant estimates and judgements made by management in the preparation of financial statements and their appropriateness,

○	review the Corporation’s regulatory filings as they relate to financial statements and MD&A,

•	with respect to internal controls, risk management, cybersecurity, complaints handling and information systems;
○	to satisfy itself that the design, implementation and maintenance of the Corporation’s internal controls is effective,
○	to review the appropriateness, effectiveness and compliance of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation’s reporting and disclosure,
○	to receive regular reports from management on the risks faced by the Corporation and the status of measures to mitigate them,

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○	to review with management, at least annually, privacy and cybersecurity risk exposure and policies, procedures and mitigation plans in place to safeguard the Corporation’s information systems and data,
○	to review and ensure the Corporation has procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls or auditing matters and for the confidential, anonymous submission of concerns regarding questionable accounting or audit matters,

•	with respect to the independent auditors;
○	to evaluate their performance,
○	to review their terms of engagement and proposed fee,
○	to review a formal plan for the annual audit with them and management,
○	to monitor relationships, if any, between them and the Corporation to assess their independence,
○	to review and pre-approve all audit and audit-related, and any non-audit, services and fees and other compensation relating to them,
○	to implement structures and procedures for regular meetings with them without management.

The Audit Committee Charter was revised on March 27, 2024, to update the process and procedures of the Committee, confirm and refine its duties and responsibilities. The full content of the Audit Committee Charter is available on the Corporation’s website (www.seabridgegold.com and select the “Governance” tab under the heading “Company”).

Compensation Committee

The Compensation Committee undertakes an annual review of compensation for officers and directors and makes recommendations to the Board. The process is described in greater detail in this Circular under the heading “Executive Compensation – Compensation Analysis and Discussion”.

In 2022, the Corporation engaged Bedford to conduct an independent review of its executive and director pay practices and make recommendations in respect of them. The scope of the review included all aspects of the Corporation’s compensation policy and governance, including Change of Control, share ownership requirements, and say-on-pay. Bedford considered guidelines from shareholder rights groups like ISS and Glass Lewis, and the expectations of institutional shareholders. In its report (the “Bedford Report”), Bedford recommended material changes to the Corporation’s compensation structure. Specifically, Bedford recommended paying competitive base salaries and establishing a target level of short-term and long-term incentive compensation for the different levels of executives in the form of cash bonuses and RSU awards. Such recommendations included the discretion to award incentive compensation in excess of the target up to a pre-determined maximum. Incentive compensation (bonuses and RSU grants) would be evaluated based on the achievement of both corporate and individual objectives. Each corporate objective would be given a weighting for the purposes of incentive compensation and target compensation would be reduced by the percentage weighting of each objective that is not achieved. Bedford also recommended a group of comparator companies to use for consideration of compensation, termination payments for executives and the adoption of certain governance policies. The Compensation Committee recommended Bedford’s proposed approach to the Board. The Board adopted this approach and the recommended comparator companies for 2022 compensation. The Compensation Committee then made recommendations to the Board in respect of bonuses and RSUs, and any adjustments to salary for all officers. The Board then made the final determination.

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This is the process the Corporation continues to follow, including how compensation for officers and directors was determined in 2023.

The Compensation Committee consists entirely of independent directors.

The formally approved mandate of the Compensation Committee is as follows:

(a)	on an annual basis, review the total compensation of the Chairman and CEO, the Chief Financial Officer and the Vice President(s) and Senior Vice Presidents (collectively, the “Executives”) against their performance, mandates and objectives and make recommendations on their compensation to the Board;
(b)	on an annual basis, review the compensation of the independent directors against corporate performance and make recommendations on their compensation to the Board;
(c)	review the performance of the Executives individually, as a team member in their areas of work, and the performance of the Corporation as a whole against the achievement of corporate objectives, and approve and recommend to the Board for confirmation all grants of equity-based compensation including RSUs to all directors and officers;
(d)	ensure the proper administration of the Corporation’s RSU programs in conformity with the Corporation’s Restricted Share Unit Plan;
(e)	on an annual basis, review the Corporation’s overall hiring and compensation practices with reference to industry norms and peer companies and recommend to the Board the adoption of any changes in compensation policies, including base salary, long and short-term incentive plans, and any benefit plans;
(f)	on an annual basis, review and approve the selection of peer companies for benchmarking compensation; and
(g)	on an annual basis, review and approve the disclosure in the Corporation’s management proxy circular of all compensation and incentive payments recommended and stock options and RSUs granted in the most recently completed financial year.

The Committee has the authority to retain persons with expertise to assist the Committee with its responsibilities.

Two Additional Board Committees

In addition to the Compensation Committee, the Audit Committee and the Governance Committee, the Corporation has a Technical Committee and a Sustainability Committee.

Technical Committee

The Technical Committee was established in furtherance of the Corporation’s commitment to adopt industry leading practices in the areas of exploration (including estimation and disclosure of mineral reserves), development and operations, including the promotion of a healthy, safe, and environmentally and socially responsible work environment. The Technical Committee is made up of four directors, of which 3 are independent directors, including the Chair. It has the authority to investigate the activities of the Corporation and its subsidiaries in respect of adherence to such leading practices, including to retain advisors to assist in its investigations and has unrestricted access to all information. The Committee’s primary responsibilities are to:

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provide advice, counsel and recommendations to management in respect of these areas, including case-specific review of development projects and adoption of best practices by management; and

assist the Board in its oversight of, (i) these areas in relation to the Corporation; (ii) the Corporation’s compliance with policies, procedures and standards relating to these areas; and (iii) management of risks related to these areas.

The Technical Committee meets with management on a regular basis and receives extensive briefings on the Corporation’s activities, typically with a meeting in the first half setting forth proposed activities for the year and more recently an annual visit to the KSM and Iskut Projects in the third quarter to see in field activities in person. All directors are invited to participate in these meetings to learn about corporate strategies, project development and operations planning firsthand. As part of its work, the Technical Committee reviews risk exposures of the Corporation in line with its mandate.

Sustainability Committee

In recognition of the importance of considering the interests of all stakeholders affected by the Corporation’s activities and to publicly report on the actions the Corporation is taking to address such affects, the Corporation formed a Sustainability Committee in March, 2021. The Sustainability Committee also supports the Corporation’s commitment to sustainability and to environmental, social and governance (“ESG”) issues, corporate social responsibilities and other relevant public policy matters. The Sustainability Committee is made up of four directors, two of which are independent directors, and has the authority to investigate the activities of the Corporation and its subsidiaries in respect of sustainability and ESG matters, including to retain advisors to assist in its investigations. The Committee’s primary responsibilities are to:

provide advice, counsel and recommendations to management in respect of sustainability and ESG matters, including case-specific review of development projects and adoption of best practices by management;	consult with other Committees of the Board in respect of sustainability and ESG matters that affect their mandates;	monitor the Corporation’s compliance with the procedures and standards in these areas and the management of related risks; and	oversee reporting by the Corporation in respect of sustainability and ESG matters.

As part of its role, the Sustainability Committee recommends immediate and long-term plans and strategies in support of sustainability and ESG goals, and from these recommends annual goals, metrics and targets for the Corporation. The Sustainability Committee will also conduct a review of the Corporation’s performance against these goals, metrics and targets. The Committee’s work led to the publication of the Corporation’s inaugural Sustainability Report in the fourth quarter of 2021, which reported on the 2020 – Q3 2021 period. This was followed

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by a Sustainability Report Supplement in September, 2022 in respect of Q4 2021. A Sustainability Report in respect of 2022 was released in May, 2022 and in respect of 2023 is being released at approximately the same time as this Circular.

Assessments

The Governance Committee, currently consisting of four independent directors, meets at least annually to assess the effectiveness of the Board. The process for assessing directors is discussed above under “Nomination of Directors” and “Annual Board Evaluation”.

Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for the directors. During the Governance Committee’s annual review of the Board’s effectiveness, the directors are to consider the adequacy of the composition of the Board, the effectiveness of directors and whether it collectively has the expertise in the various areas it determines are important for the Corporation’s business at the time. Where changes are considered appropriate, the directors identify new director nominees and recommend that those nominees be elected by shareholders. The Corporation has seen regular turnover in directors in recent years, with the average tenure of directors being 8.2 years and with six new directors having joined the Board in the past six years. The Corporation believes its approach to Board renewal has been effective and reflects that formal mechanisms of Board renewal, such as term limits, are not necessary at this time.

Policies Regarding Diversity in Board Membership and Executive Officers

The Corporation’s Diversity Policy is annexed as Appendix 1 to this Circular.

Diversity Goals

The Corporation is of the view that Board membership, and the employment of executive officers, should be based on merit and it remains committed to selecting the best qualified persons to the Board and as officers.  To be effective, Board members must possess the qualities, skills and experience required for the Board to fulfil its obligations to all stakeholders.  The Board has also identified diversity as one of several factors to be considered in nominating or appointing its members and executive officers. For the purposes of Board and executive officer composition, “diversity” includes, but is not limited to, gender, visible minorities, Indigenous peoples, sexual orientation, gender identification, people with disabilities, and age.

The Board recognizes that diversity in experience and perspective can contribute to insights and sensitivities useful to the Board’s deliberations and to the management of the Corporation’s operations. In addition, an appropriately diverse Board and management will include members who collectively have the broad range of specific skills, industry and professional experience required for the Board and management to meet its varied responsibilities in the overall direction of the Corporation. Board appointments and executive

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officers’ employment and promotion will be made based on the abilities, skills and experience the Corporation requires from time to time, while recognizing that more diversity of Board and management composition is intended to create a more effective Board, management and workplace. The Corporation believes that the promotion of diversity will be furthered by the combination of skills, industry and professional experience, cultural background and other qualities without focusing on a single diversity characteristic, except the percentage of women on the Board and in management and a Canadian indigenous member of the Board. The Corporation has set a goal of 30% women directors by its AGM in 2023. This goal was achieved in 2022. The Corporation also set a goal of 30% women executive officers by 2025. This goal was achieved at the beginning of 2024.  Although the Corporation has not adopted a written target relating to the identification and nomination of members of other designated groups, in 2023 the Corporation decided it was appropriate to add a member of a Canadian indigenous group to its Board. Since June, 2023, the Corporation has had one director that is a member of a Canadian indigenous group, and he is nominated for re-election. The focus on nominating women and an indigenous Canadian as directors but not other designated groups is that they are the groups most relevant to the current business of the Corporation and its operations.

The Governance Committee reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. This Committee also oversees the annual review of the Board’s effectiveness. In reviewing the Board’s composition, the Committee will take into consideration recommendations from the Sustainability Committee with regard to diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a director in order to maintain an effective Board.  In identifying suitable candidates for appointment to the Board, the Governance Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board’s composition and the composition of the communities in which it undertakes activities. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

Diversity Implementation

In 2022 the Corporation increased the number of women on its Board from two to three. In 2023 the Governance Committee determined that the functioning of the Board could be improved by the addition of someone with detailed knowledge of financial reporting together with operations experience. Although the Corporation had satisfied its goal of having a Board of Directors made up of 30% women, the Committee sought out qualified women candidates for nomination to the Board with strong financial reporting skills and operations experience and other complementary skills to improve the gender balance.

In 2023, the Governance Committee added the consideration of diversity, beyond gender diversity, to its goals for Board nominees. Since most of the Corporation’s projects are located with or near territories of Canadian Indigenous peoples, the Governance Committee decided it would be beneficial to add an Indigenous Canadian director with the skills, industry and professional experience that would complement the collective skills and experience of the Board.

The eleven nominees for election as directors in 2023 are nominated for re-election at the Meeting and include four women and one Indigenous person. The Board and the executive officers do not include members of other designated groups.

The Governance Committee initiated the formation of the Sustainability Committee which, among other things, will advise the Governance Committee on the implementation and

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monitoring of progress in achieving diversity in the Corporation. The Corporation also engaged an external, independent advisory firm to review and recommend actions to address ESG issues, including the implementation of diversity policies.

Amongst the executive officers of the Corporation (including officers that are also directors), three of ten (30%) are women and one of ten (9%) is a member of a Canadian Indigenous group.

The Corporation reached its goal of 30% women executive officers by 2025 in January, 2024 and it achieved its goals for percentage of women directors in 2022, ahead of the 2023 target. The Corporation’s performance since January 1, 2019, when it had no women or Indigenous directors or executive officers, demonstrates that it is making significant progress towards its diversity goals.

The Corporation is also committed to a workplace environment where personnel are treated with dignity, fairness and respect, and have equal employment opportunities, free of discriminatory practices and harassment. The Corporation’s Workplace Employment Policy, which is set forth in its Manual of Corporate Policies and Practices, states that “The Corporation is committed to the removal of employment-related barriers which may inhibit the recruitment and retention of women, persons with disabilities, members of visible minorities and Aboriginal persons.”

The Governance Committee will review the Diversity Policy at least annually, and earlier if it determines it is necessary.

Expectations and Accountability of Management

The directors’ access information relating to the operations of the Corporation, through: (a) membership on the Board of Directors of two key members of management, (b) as necessary, the attendance by other members of management at the request of the Board, and (c) access to corporate records as requested. This access is a key element to the effective and informed functioning of the Board of the Corporation. Each year the Technical Committee holds a meeting at which management presents the work programs for the year. The Technical Committee holds a second meeting with management to review the results of the work programs. All directors are invited to attend these meetings. Quarterly financial reports are also provided to all directors which reconcile actual to budgeted expenditures. In addition, since 2004 the Corporation’s auditors have undertaken formal reviews of quarterly financial statements. This review includes a meeting between the Board’s Audit Committee and the auditors. The Board believes that a formal review by the auditors is a useful way to assure shareholders of management’s accountability.

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The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation’s management to take the initiative in identifying opportunities and risks affecting the Corporation’s business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Corporation is expanding on its risk management system and reports to the Board on the identified risks and proposed measures to eliminate, reduce or otherwise manage these risks. The Board is confident that the Corporation’s management responds ably to this expectation.

EXECUTIVE COMPENSATION

For the purposes of this Circular:

(a)	“Chief Executive Officer” or “CEO” of the Corporation means an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;
(b)	“Chief Financial Officer” or “CFO” of the Corporation means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;
(c)	“Executive Officer” of the Corporation means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, who is performing a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;
(d)	“Named Executive Officer” or “NEO” means:
(i)	a CEO;
(ii)	a CFO;
(iii)	each of the three most highly compensated executive officers of the Corporation, including its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(iv)	each individual who would be an NEO under (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

(e)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and
(f)	“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

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Compensation Discussion and Analysis

Compensation Objectives

In 2022, the Compensation Committee engaged Bedford Consulting Group (“Bedford”) to: a) undertake a detailed review of Seabridge’s compensation practices for its officers and directors; and b) provide recommendations to the Compensation Committee on executive and director compensation. As a result of Bedford’s recommendations, in late 2022 Seabridge initiated new short-term (“STIP”) and long-term incentive (“LTIP”) plans for its executive officers.

To assist the Compensation Committee in their 2023 review, Bedford prepared a follow-up independent review of our compensation practices for officers and directors and issued new compensation recommendations for the Compensation Committee to consider. Three principles that guided Bedford’s research and recommendations in the preparation of their 2023 report were as follows:

Executive officers should be compensated in a manner consistent with current mining industry practices and in amounts similar to those paid to like positions at comparable companies.	The individual compensation packages should align the interests of the Corporation and the executive, recognizing each employee’s responsibilities and the complexities of the mining business. This implies that a significant portion of executive pay should be variable and at-risk tied to overall company performance and return to the stakeholder.	Compensation should exhibit the value of each employee and be sufficient to not only reward, but also retain, the services of each executive.

Comparator Companies

Based on Bedford’s 2023 review, the following 10 companies were approved by the Compensation Committee of the Board as appropriate comparator companies to Seabridge. Comparator companies are those in the same business, of similar size, which operate and are headquartered in similar places, and which have peers in common. In short, they are companies that would be viewed (and view themselves) as direct competitors for the senior executive personnel the Corporation needs to advance its business. This list has changed from the peer group used in 2022 by eliminating Sabina Gold & Silver (as they were acquired by B2 Gold) and adding New Gold Inc.

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Company	Market Cap($ millions)(1)	Enterprise Value (1) ($ millions)	Primary Metal	Stage	Asset Location	Listing Exchange	Headquarters
Artemis Gold	1,024	996	Gold	Development	British Columbia	TSX.V	Vancouver, BC
Equinox Gold	2,080	4,050	Gold	Production	Ontario, California, Mexico, Brazil	TSX, NYSE	Vancouver, BC
Ero Copper	2,710	3,274	Base Metals	Production	Brazil	TSX, NYSE	Vancouver, BC
Lundin Gold	3,972	4,466	Gold	Production	Ecuador	TSX	Vancouver, BC
MAG Silver	1,545	1,484	Silver	Development	US and Mexico	TSX	Vancouver, BC
New Gold	1,004	2,570	Gold, Silver, Copper	Production	Canada	TSX, NYSE	Toronto, ON
NovaGold	1,941	2,057	Gold	Joint Venture Gold Developer	Alaska	TSX, NYSE	Vancouver, BC
Orla Mining	1,849	1,981	Gold and Silver	Production	Mexico, Panama, USA	TSX, NYSE	Vancouver, BC
Osisko Mining	1,112	1,239	Gold	Development	Quebec	TSX	Toronto, ON
SilverCrest Metals	887	889	Silver-Gold	Producer	Mexico	TSX, NYSE	Vancouver, BC
Median (All Comparators)	1,697	2,019	N/A	N/A	N/A	N/A	N/A
Average (All Comparators)	1,811	2,301	N/A	N/A	N/A	N/A	N/A
Seabridge	1,321	1,654	Gold, Copper, and Silver	Development, Resource and Reserve Growth	Canada	TSX, NYSE	Toronto, ON

[1] Calculated from August 3rd, 2023.

Compensation Elements and Determination – Executive Officers

Executive compensation is made up of 3 elements: (1) base salary, (2) a short-term incentive (“STI”) bonus in cash; and (3) a long-term incentive (“LTI”) award in RSUs. The payment of the STI bonus in cash is consistent with comparator companies. The LTI payment is in RSUs to promote executive share ownership and motivate executives to act in ways that build shareholder value. Executives also are entitled to participate in the Corporation’s matching program for retirement savings contributions (described below) and in the health and fitness expense program to supplement their extended health benefits and promote better health and regular physical activity. The amounts received by the NEOs under the retirement savings matching program are disclosed in the “All Other Compensation” column of the Summary Compensation table below.

Salary

Paying base salary compensation that is competitive in the market in which the Corporation operates is the first step to attracting and retaining talented, qualified and effective executives. The base salary of each particular executive officer (including each of the NEOs) is reviewed each year through an assessment by the Compensation Committee of each executive officer’s

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performance, a consideration of competitive compensation levels in comparator companies, and the level of competition for qualified people filling the roles needed by the Corporation. Additional consideration is given to internal pay equity. In 2023, Bedford advised the Corporation that base salary levels are generally in line with comparator companies, with the exception of the CEO and SVP Legal, who are at the high end or exceed the range, and the CFO who is well below the peer group. Based on the extremely tight market for talent in the mining industry, and to remain competitive with peers, Bedford recommended an increase in base salaries of 6 to 9% for all executives for 2024. The Board approved a 5% increase in base salary for all executives, except the CEO, COO and SVP Technical Services. The CEO’s base salary was not increased. A promotion of the Senior Vice President and COO to President and COO, and a promotion of the Vice President, Technical Studies to Senior Vice President, Engineering Services was approved by the Board for the Start of 2024 and their salaries were increased by more than 5% commensurate with the additional responsibilities of their new roles.

STI Compensation

Bedford recommended, and the Corporation adopted, a scorecard-based system for awarding STI compensation, which is given in the form of cash bonuses. These payments are made using established target levels of compensation (expressed as a percentage of base salary), the achievement of corporate objectives (with weightings assigned to each objective), as well as individual achievements and a specific weighting assigned to corporate versus individual achievements.

An annual bonus target, expressed as a percentage of annual salary, was established for each executive level in the Corporation, with bonuses able to be paid beyond the target level to individuals recognized for exceptional performance up to a specified maximum. A percentage of the bonus would be payable in respect of the achievement of corporate objectives and a percentage would be payable in respect of the achievement of individual objectives. The percentage of the target bonus that is actually paid as a bonus is calculated by aggregating the percentage of corporate objectives achieved multiplied by the percentage payable for achievement of corporate objectives for the executive plus the percentage of individual objectives achieved by each executive officer multiplied by the percentage payable for achievement of individual objectives for that executive. For 2023 incentive compensation, Bedford recommended, and the Board approved in late 2022, weightings between achievement of corporate objectives and achievement of individual objectives of 80%:20% (corporate:individual) for the CEO and 60%:40% (corporate:individual) for the other executives.

At year end the Compensation Committee reviews information submitted by management in respect of the achievement of corporate and individual objectives and determines which objectives have been met. Using the pre-established weightings of the objectives, the Committee determines a percentage score for corporate and individual objectives achieved. In 2023, the fourteen corporate objectives, their respective weightings and the determination as to their achievement were as follows:

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#	2023 Objective	Weighting	Achieved
Corporate Objectives (30%)
1.	Enter into a joint venture (“JV”) agreement on the KSM Project with a suitable partner on terms advantageous to Seabridge.	10%	-
2.	Secure a minimum of $150 million in additional funding that minimizes equity dilution for early construction spending at KSM.	15%	✓
3.	Increase gold ownership per common share by way of accretive resource additions from acquisitions and/or continued exploration at our projects.	5%	-
Project Objectives (29%)
4.	Continue to advance work at KSM to enable us to satisfy the requirement that we have “Substantially Started” the project prior to the EA Certificate expiring in July 2026.	15%	✓
5.	Continue to collect data at KSM that will be required for a final feasibility study.	5%	✓
6.	Substantially complete the next phase of the Johnny Mountain Mine reclamation and closure in cooperation with the Tahltan Nation and British Columbia regulators.	5%	✓
7.	Complete an internal study for Courageous Lake focusing on a smaller, less capital intensive and more robust design to determine what the next PFS iteration should be for the Project.	4%	✓
ESG Objectives (23%)
8.	Continue to strengthen our social license by responding effectively to the needs and concerns of Treaty and First Nations and local communities.	10%	✓
9.	Continue to implement our ESG commitments as set out in our Sustainability Report and update our sustainability strategy by capturing 2-3 year climate change, diversity and governance targets.	7%	✓
10.	Continue to build our risk management system by capturing climate risks.	3%	✓
11.	Promote a positive culture of Health and Safety through continuous improvement in key leading indicators and initiatives.	3%	✓
Exploration Objectives (18%)
12.	Complete a drill program of at least 12,000 meters at Iskut to expand the Bronson Slope copper/gold resource and test for additional porphyry occurrences on the property.	8%	✓
13.	Complete at least 7,500 meters of drilling at 3 Aces to test our geologic model and prioritize areas for resource definition.	7%	✓
14.	Complete a drill program of at least 3,500 meters at Snowstorm to test the potential for mineralized faults along a zone of uplifted host stratigraphy.	3%	-

In 2023, eleven of the fourteen objectives were achieved, but three were not achieved. The combined weighting of the eleven objectives achieved was 82%.

Bedford recommended and the Board approved in late 2022, target STI bonus and maximum STI bonus payments for 2023 STI compensation, of the following percentages of base salary:

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Executive Level	STI at Target (% of salary)	STI Max Payment (% of salary)
CEO	100%	150%
Senior VP	65%	97.5%
VP	50%	75%

When the Compensation Committee assessed performance of the executives for 2023 in December, 2023, it decided that all executives should be paid STI compensation at the target level except for four officers were considered to have made contributions worthy of a payout in excess of the target payment; the Chairman and CEO, for whom just the individual performance target payout was increased to 106.5%, and the Vice President, Human Resources, the Vice President, Engineering Studies and the Vice President, Chief Sustainability Officer (the “Over-Target VPs”), for whom a target of 62.5% (instead of 50%) was considered appropriate. The Senior Vice President, Engineering Services reduced his role with the Corporation in April 2023 and was not paid incentive compensation for 2023.

At the end of 2023, the Board concluded that each of the Named Executive Officers achieved, at a minimum, their individual goals for 2023. In other words, individual performance was 100%.

Using the STI payment calculation methodology, the Compensation Committee recommended and the Board approved 2023 STI payments of the following amounts:

1.	Chairman and CEO: 100% STI at Target x (82% of 2023 corporate objectives met times 80% weighting + 106.5% of 2023 individual targets met times 20% weighting) = 86.9% of salary payment
2.	Senior Vice Presidents: 65% STI at Target x (82% of 2023 corporate objectives met times 60% weighting + 100% of 2023 individual targets met times 40% weighting) = 57.98% of salary payment
3.	Vice President, Environment: 50% STI at Target x (82% of corporate objectives met times 60% weighting + 100% of individual targets met times 40% weighting) = 44.6% of salary payment
4.	Over-Target VPs: 62.5% STI at Target x (82% of corporate objectives met times 60% weighting + 100% of individual targets met times 40% weighting) = 55.75% of salary payment

LTI Compensation

In 2022, Bedford analysed the LTI compensation provided by Seabridge’s comparator companies and made recommendations for Seabridge’s LTI compensation that incorporated the compensation objectives above and that reflect the following principles:

(a)	Seabridge must be able to offer competitive pay practices that include an opportunity to participate in the growth and success of the Corporation;

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(b)	Seabridge should continue to limit annual equity compensation grants to below an annual burn rate of 2.07% of total outstanding shares; and

(c)	providing equity-based compensation using restricted share unit plans or deferred share unit plans, as well as linking equity-based compensation to performance of the Corporation, is preferred by shareholder rights groups and proxy advisors.

To be competitive with comparator companies, Bedford recommended target LTI payouts and maximum LTI payouts each year of the following percentages of salary for executives:

Executive Level	LTI at Target (% of salary)	LTI Max Payment (% of salary)
CEO	200%	300%
Senior VP	100%	150%
VP	80%	120%

In late 2013, the Corporation adopted a Restricted Share Unit Plan (the “RSU Plan”) as a more direct means of achieving greater share ownership by its non-director officers and other employees. The Corporation had a Stock Option Plan at the time, but found it ineffective in promoting share ownership amongst executives. First, during the years of adverse market conditions for mining companies from 2012 to 2016, non-director employees, who met or exceeded their objectives, saw their options expire without realizing value. Second, options incur a significant non-cash expense when granted, reflecting their value in a volatile market, but this expense is not recaptured when the options expire unexercised, which may cause corporate expense levels to appear overstated. Finally, as most optionholders sell shares on exercise of their options to recover the exercise price of the option, the number of optioned shares required to achieve a particular compensation effect is likely considerably greater with option grants than with a grant of RSUs (which have no exercise price), leading to greater share dilution. As Seabridge continues to measure its performance in terms of reserves and resources per share, the Corporation exercises considerable care to restrain share dilution. Accordingly, the Corporation stopped granting stock options to executives in 2019 and has chosen to use RSUs as its preferred means of granting LTI compensation, consistent with the principles recommended by Bedford. The terms of the Corporation’s RSU Plan and additional details regarding the RSU Plan are set forth in Appendix 2 to this Circular.

The Corporation’s RSU Plan gives the Board the discretion to specify vesting criteria at the time of RSU grants. The Corporation believes that vesting of any such grants should be specifically tied to achieving critical corporate objectives that are expected to result in increased shareholder value. Putting the receipt of its equity-based awards at risk of loss is also consistent with our compensation principles and is preferred by shareholder rights groups and proxy advisors. At the end of 2022, the Corporation selected the following vesting criteria for the RSUs it granted to executive officers as LTI compensation, with the associated weighting for each criteria:

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25% to vest on the Corporation submitting a formal application on the KSM Project’s Substantially Started designation to B.C. Regulators	25% to vest on formal notification from B.C. Regulators that the KSM Project has achieved Substantially Started designation	50% to vest on the public announcement of a KSM joint venture agreement, or other transformative transaction affecting the ownership and control of the KSM Project

With the filing of the Substantially Started application with the regulators in January 2024, 25% of the RSUs granted in 2022 vested.

For 2023, the Corporation selected the following vesting criteria for the RSUs it granted to executive officers as LTI compensation, with the associated weighting for each criteria:

25% to vest on the completion of a Bankable Feasibility Study at KSM (this is a logical extension to securing a JV partner)	25% to vest provided that on December 31, 2024 our share price has outperformed the S&P/TSX Global Gold Index by greater than 10% over the previous 12-month period	25% to vest provided that on December 31, 2025 our share price has outperformed the S&P/TSX Global Gold Index by greater than 10% over previous 12-month period	25% to vest on January 1, 2027 provided the individual is still an employee of the Corporation

RSUs granted in 2023 that do not vest within four years of their grant date will expire. In 2023, the Board approved LTI payouts at the target payout level for all executives as set forth above. In order to convert target payouts (expressed in dollars) into an equity value, the Corporation used the average weighted share price of the Corporation’s shares for the year (up to the date of submission of compensation-related information to the Compensation Committee). For 2023 this amount was US$12.50 per share for US-based employees and CAD$16.80 per share for Canadian-based employees. Therefore, the LTI payout for the executive officers was calculated as follows:

For US-based employees: LTI Payout % at Target x Salary ÷ US$12.50/share	For Canadian-based employees: LTI Payout Percent at Target x Salary ÷ CAD$16.80/share (with some rounding to arrive at even numbers)

This process resulted in 277,500 RSUs being granted to executive officers in 2023, representing 0.33% of the weighted average number of securities outstanding for the applicable fiscal year (i.e. maximum potential burn rate of 0.33%).

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Executive Compensation for 2024

In its 2023 review, Bedford recommended certain changes to the STI compensation approach for 2024. In response to Bedford’s recommendations the Board approved a change in STI Target and Maximum Payouts for executive officers to the following:

Executive Level	STI at Target (% of salary)	STI Max Payment (% of salary)
CEO	100%	200%
President and COO	80%	160%
VP, Finance & CFO	70%	140%
Senior VP	65%	130%
VP	50%	100%

In addition, Bedford reported that the peer group practice for the weighting of the percentage of STI Targets for corporate and individual objectives had changed over 2023. Based on the predominant practice of its comparator companies, the Board approved weightings for 2024 STI compensation between corporate and individual achievement of 100%:0% (corporate:individual) for the CEO and 70%:30% (corporate:individual) for the other executives.

The Corporation has established fifteen corporate objectives for 2024 and their respective weightings as follows:

#	2023 Objective	Weighting
Corporate Objectives (41.5%)
1.	Enter into a joint venture (“JV”) agreement on the KSM Project with a suitable partner on terms advantageous to Seabridge shareholders.	20.5%
2.	Secure a minimum of $50 million in new funding to continue to advance construction activities at the BC Hydro switching station which will provide low cost, green hydro power for KSM.	12%
3.	Exit 2024 with more gold resources per common share than reported at year end 2023 (including 100% of KSM).	6.0%
4.	Continue to improve cyber-security systems to ensure ongoing confidentiality and integrity of Company wide data.	3.0%
Project Objectives (26%)
5.	Achieve a positive Substantial Start decision from the B.C. government ensuring that our KSM environmental approvals are valid for the life of the project.	13.0%
6.	Prepare Seabridge Gold and KSM Mining ULC for transition to a Joint Venture Partnership.	4.0%
7.	Initiate and advance a sale/joint venture process for Courageous Lake to unlock shareholder value.	4.5%
8.	Remain in compliance with permit conditions, reporting, regulator inspections and regulator technical requests for all projects.	4.5%

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ESG Objectives (17.5%)
9.	Continue to strengthen our social license with Indigenous Partners and local communities.	5.5%
10.	Continue to mature our risk management programs and systems.	3.5%
11.	Continue to develop and update our sustainability strategy to incorporate the values of Seabridge and reflect the requirements of regulatory and government agencies.	4.5%
12.	Promote a positive culture of Health and Safety through continuous improvement in key leading indicators and initiatives implemented in 2023.	4.0%
Exploration Objectives (15%)
13.	File a new Technical Report for Bronson Slope incorporating 2023 drill results and an updated resource estimate and complete a drill program of at least 12,500 meters at Iskut for an evaluation of two deep copper-gold porphyry targets.	6.5%
14.	Complete a drill program at 3 Aces of at least 8,000 meters to evaluate resource expansion potential at three targets in the Central Core Area and complete an initial evaluation on three regional targets.	5.5%
15.	Continue to evaluate the potential for a Getchell style discovery at Snowstorm and progress the permitting on a northern Nevada rift target at Goldstorm.	3%

STI compensation for 2024 will be based on the achievement of these objectives. Unlike mining companies with production, the Corporation does not operate mines or produce revenue. As such, many of the common metrics used by other companies as objectives such as production, revenue, or profitability are not applicable to the Corporation’s business. Many of the Corporation’s objectives are focused on being able to advance projects to a next step. The Corporation’s projects are in remote locations (many are helicopter access only, some are in mountainous terrain, and others are very far north), which means that weather conditions and access to properties present meaningful challenges to conducting work. Accordingly, completing work that provides information to progress a project forward is frequently not a straightforward objective to accomplish and introduces more risk to compensation awards than may be evident in the wording of the objective itself.

The Board is proposing certain amendments (the “Amendments”) to the RSU Plan to allow for the grant of DSUs to non-executive directors of the Corporation. The Amendments are subject to approval of shareholders of the Corporation and approval of the TSX. If shareholder and exchange approval are obtained, administration of the Amended Plan will remain in the sole discretion of the Board. For more information in respect of the amendments to the RSU Plan and the terms of the DSU Plan, please see the information under the heading “Business of the Meeting - Approval of Amended Restricted Share Unit and Deferred Share Unit Plan” and Appendix 3 to this Circular.

Compensation Risk

Assessment of Risks of Compensation Policies and Practices

The Board has considered the implications of the risks associated with the Corporation’s compensation policies and practices. For the reasons set forth below, the Board believes that it has taken appropriate steps, to date, to reduce the risk of compensation that encourages

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officers to take inappropriate or excessive risks, or act in their own best interests to achieve greater compensation at the expense of the interests of the Corporation:

(a)	The Corporation is not a producing company (so there is no incentive to boost operating performance to meet short-term goals at the expense of long-term profitability).

(b)	The Corporation does not have an active program to invest in financial instruments and does not reward management based on the returns on its financial resources.

(c)	Directors oversee the Corporation’s internal controls over financial reporting to ensure that expenditures are not being diverted from Board-approved goals to other riskier programs.

(d)	The Corporation has a long-standing policy of imposing vesting requirements to ensure that there is little or no incentive to choose short-term performance of the Corporation’s shares over the longer-term development of the Corporation. Vesting requirements for directors and senior officers are directly tied to achieving goals and objectives or vest over several years.

(e)	The Corporation has adopted three policies to address risks associated with its compensation approach: (1) an Incentive-Based Compensation Recovery Policy, (2) an Anti-Hedging Policy, and (3) an Equity Ownership Policy (as described in more detail below).

(f)	Several of the annual objectives the Board has used to assess compensation for most senior officers include a technical component or a market measure. For example, bonuses paid in relation to increasing the number of resource and reserve ounces of gold per share, the completion of favorable engineering studies, or for the performance of the share price above a designated index or fund.

(g)	Where vesting criteria relate to completion of a transaction, the Board ultimately must approve the terms of the transaction, sometimes with advice from independent financial advisors.

It is important for the Board to be comfortable that incentives for achieving such objectives are not jeopardizing the quality of work performed or the safety and well-being of employees. In the case of estimates of resources and reserves, these are typically prepared by independent consultants whose fees do not vary with the number of ounces of resources or reserves estimated by them. As another check on the validity of technical work, the Board has established a Technical Committee with the mandate and resources to independently review the quality of work performed and the Corporation’s procedures and practices, including the prudence of the models and assumptions underlying estimates. The Board expects this Committee to mitigate compensation risks in connection with the Corporation’s long-term technical goals.

Clawback Policy

In early 2023, the Board first adopted a Policy on Recoupment of Incentive Compensation, often called a “clawback policy”. However, the Corporation adopted a new Incentive-Based Compensation Recovery Policy in November, 2023, to meet the requirements of the New York Stock Exchange (“NYSE”) and the US Securities and Exchange Commission. Under this new Policy, the Corporation is authorized to recover erroneously awarded compensation in the event the Corporation is required to prepare an accounting restatement, as that term is

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defined in the applicable requirements. The Policy applies to all incentive-based compensation received by an executive officer serving during the performance period for the incentive-based compensation and during the three completed financial years preceding the accounting restatement. The Corporation must recover, reasonably promptly, erroneously awarded compensation. Recovery is not subject to any finding of misconduct by any executive officer or finding an executive officer responsible for an accounting error leading to an accounting restatement. The Corporation is required to recover compensation except if recovery would be impracticable as a result of certain circumstances applying including the cost of recovery exceeding the amount owed, recovery violates the laws of the country in which recovery is sought or recovery would otherwise have certain consequences US laws for an otherwise tax-qualified retirement plan.

The amount of incentive compensation that may be recouped is the amount of incentive-based compensation paid in excess of the amount that would have been paid had the financial statements been accurate. This acts as a disincentive for executives to engage in fraud to drive their compensation higher.

Anti-Hedging Policy and Equity Ownership Policy

An important objective behind the Corporation’s compensation approach is the alignment of executives’ interests with the interests of shareholders through equity ownership. Holding a meaningful number of shares or RSUs of the Corporation over a long term, and being exposed to risks of a decline in share price, also helps to reduce the risk of executives engaging in conduct that reduces the value of their shares or RSUs.

In early 2023, the Corporation adopted an Anti-Hedging Policy that prohibits directors and the executive officers of the Corporation from engaging in any kind of hedging transaction (i.e., purchasing derivatives or other financial instruments) to limit or offset a decrease in the market value of shares or RSUs held, directly or indirectly, by the director or NEO.

In 2023 the Company established its Equity Ownership Policy. In brief, this Policy sets requirements for directors and executive officers equity ownership based on a multiple of their annual salary. In early 2024, the Corporation amended its Equity Ownership Policy to reflect a limit on the aggregate value of share-based compensation non-executive directors may receive in a year at $150,000. For a summary of the terms of the Equity Ownership Policy see the subsection of this Circular entitled “Equity Ownership Policy” under “Code of Business Ethics” in the “Corporate Governance” section.

Nine of the eleven directors hold sufficient equity securities of the Corporation to meet the ownership threshold applicable to them under the Equity Ownership Policy. The two directors that do not meet the requirements were elected directors in June, 2023 and have until June, 2028 to meet the requirement. Only one executive officer has not met the requirement applicable to him under the Equity Ownership Policy, and he only became an officer in September, 2021. All current executive officers have until March 8, 2028 to meet the requirement applicable to them.

Performance Graph

The following graph illustrates the Corporation’s cumulative total shareholder return over the five most recently completed financial years of the Corporation, based on a $100 investment in the Corporation’s common shares made on December 31, 2018 (being the start of such five-year period). For comparative purposes, the cumulative total returns for a $100 investment

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over the same time period of the S&P/TSX Composite Index (the “S&P/TSX Index”), the S&P/TSX Global Gold Index (the “S&P/TSX Gold Index”) and the SPDR Gold Trust are also provided. Since the other comparative investments are priced in Canadian dollars, the points in the graph below reflect the value of the shares of the Corporation on the TSX and the value of the units of the SPDR Gold Trust at the relevant date converted into Canadian dollars at the US$:CAD$ exchange rate on the relevant date in order to isolate the return to holding ounces of gold from fluctuations in the exchange rate. The S&P/TSX Gold Index figures and the S&P/TSX Index figures used in the graph include the reinvestment of dividends.

Over the five-year period, a $100 investment in the Corporation’s common shares would have decreased in value to $89.12 as compared to an increase to $170.79 for the S&P/TSX Composite Index, an increase to $152.06 for the S&P TSX Composite Global Gold Index and an increase to $152.86 for the SPDR Gold Trust. Over the same time period, the Corporation’s salary compensation to the named executive officers has increased modestly, mainly due to increased roles and responsibilities for executive officers or increases to keep salaries competitive relative to comparators. Bonus payments have also increased, mainly because bonuses were reduced during the earlier years due to more difficult financial market conditions and lower cash balances. As outlined in this Circular, the Corporation awards salaries and bonuses that are competitive to officers in comparable positions in comparator companies and has tied bonus compensation to the achievement of corporate and individual objectives.

Seabridge was designed to provide outsized shareholder returns in a rising gold market through its mandate of growing ounces in the ground faster than shares outstanding. Since its inception in October 1999, Seabridge’s common shares have significantly outperformed gold and other gold equities. During this nearly 25-year period, the price of gold has increased by approximately 664%, while Seabridge’s common share price has increased by approximately 7500%.

Although the 5-year relative performance noted in the chart above is negative, more recently, Seabridge common shares are once again outperforming gold and other gold equities. Since January 1, 2024 through April 30, 2024, Seabridge’s common shares have increased by 28.3% compared to a 10.8% increase in the gold price, a 9.1% increase in the S&P/TSX Global Gold Index and a 4.7% increase in the S&P/TSX Composite Index.

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Share-Based and Option-Based Awards

The Corporation’s Restricted Share Unit Plan is currently used to grant RSUs as LTI compensation in consideration of: (a) the duties and seniority of the officer, and (b) the achievement of certain milestones by the Corporation, by the performance of Corporation’s shares or by the officer continuing to work for the Corporation for a designated period. Currently, this is the principal way in which share-based compensation is paid to executive officers. The Corporation also has a Stock Option Plan which, up until 2019, was used to provide share purchase options as a long-term incentive, but which will be terminated by the Corporation before the Meeting after the final options granted under the Plan are exercised or expire. The method for determining the number of RSUs to be granted to the directors and officers as long-term compensation is set forth above.

The Corporation is proposing the amendment of the RSU Plan to make it a combined plan under which RSUs and DSUs may be granted. For more information in respect of the amendments to the RSU Plan and the terms of the DSU Plan, please see the information under the heading “Business of the Meeting - Approval of Amended Restricted Share Unit and Deferred Share Unit Plan” and Appendix 3 to this Circular.

Compensation Governance

Compensation Committee

Compensation policies are established by the Board. The Compensation Committee has the responsibility to administer these compensation practices through recommendations to the Board. New senior officers are hired after an analysis of compensation paid by comparator companies to executives with similar responsibilities. Late in each year the Compensation Committee receives input from the Chairman and CEO and the Vice President Human Resources to evaluate the performance of executives against corporate and individual objectives and assess reasonable target payout levels and competitive issues which could affect retention of key personnel. The Compensation Committee then makes a formal recommendation to the Board for: (a) appropriate comparator companies; (b) adjustments to executives’ base pay (if any); (c) the size of the target payout that should apply for executive STI and LTI compensation (and director LTI compensation) based on the extent of the achievement of corporate and individual objectives; and (d) corporate objectives to use for RSU vesting conditions. The Board makes final determinations and may exercise its discretion to vary the recommendations of the Compensation Committee.

The responsibilities, powers and operation of the Compensation Committee are described above under “Corporate Governance – Compensation Committee”.

In 2023, the Corporation’s Compensation Committee was made up of Eliseo Gonzalez-Urien (Chair), Clement Pelletier and Gary Sugar, all of whom are independent directors. Each has substantial mining industry experience in the hiring, evaluation and compensation of management level personnel.

The Chair of the Compensation Committee, Mr. Gonzalez-Urien, as President of Placer Dome Exploration Ltd., was directly responsible for the compensation practices of a large, multi-national company subsidiary. In addition, Mr. Gonzalez-Urien serves on the compensation committee of another publicly traded, precious metal company.

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Mr. Pelletier founded and ran a consulting company as CEO that grew to over 200 employees and oversaw compensation decisions. He has acted as Chair of the Compensation Committee for a public company for four years and served on compensation committees of other public companies as well as participated in labour negotiations for a major mining company.

Mr. Sugar has served on the compensation committees of other publicly traded precious metal companies.

Compensation Consultants

Bedford was hired in 2022 and 2023 as a compensation consultant to assist the Board and the Compensation Committee in refreshing its compensation practices. Bedford’s mandate is set forth above in the Section entitled “Compensation Discussion and Analysis”.

Executive Compensation Related Fees

The aggregate fees billed by Bedford for its services relating to reviewing the compensation approach of the Corporation for its directors and Executive Officers in 2023 and for recommending the list of comparator companies was CAD$27,120. Bedford provided no other services in 2023.

Summary Compensation Tables

The following table (presented in accordance with National Instrument Form 51-102F6 – “Form 51-102F6”) sets forth all direct and indirect compensation in Canadian dollars provided to the Corporation’s Named Executive Officers, for each of the Corporation’s most recently completed financial years. The Named Executive Officers of the Corporation in 2023 are Rudi Fronk, Christopher Reynolds, Ryan Hoel, Bruce Scott and William Threlkeld.

NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards (2) ($)	Option- Based Awards (3) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation(5) ($)	Total Compensation ($)
					Annual Incentive Plans (4)	Long-term Incentive Plans
Rudi P. Fronk Chairman & CEO	2023 2022 2021	877,175(1,6) 845,715(1,6) 814,775(1,)	1,142,180 1,416,989 593,040	Nil Nil Nil	762,602 804,080 626,750	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	2,781,957 3,066,784 2,034,565
Christopher J. Reynolds Vice President, Finance and CFO	2023 2022 2021	350,000 350,000 350,000	229,534 286,125 95,310	Nil Nil Nil	202,930 207,000 87,500	Nil Nil Nil	Nil Nil Nil	20,520 19,473 Nil	802,985 862,598 532,810
Ryan Hoel(7) Senior VP, COO	2023 2022 2021	506,063 430,989 127,910	329,475 408,750 489,806	Nil Nil Nil	293,415 254,885 31,850	Nil Nil Nil	Nil Nil Nil	25,303 29,415 Nil	1,154,256 1,124,039 649,566

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NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards (2) ($)	Option- Based Awards (3) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation(5) ($)	Total Compensation ($)
					Annual Incentive Plans (4)	Long-term Incentive Plans
C. Bruce Scott Senior VP, General Counsel and Corporate Secretary	2023 2022 2021	450,000 450,000 450,000(8)	294,331 367,875 105,900	Nil Nil Nil	260,910 266,200 112,500	Nil Nil Nil	Nil Nil Nil	20,520 19,473 Nil	1,025,761 1,103,548 668,400
William Threlkeld) Senior VP, Exploration	2023 2022 2021	404,850(8) 390,330(8) 376,050(8)	263,580 327,000 63,540	Nil Nil Nil	234,732 230,945 94,013	Nil Nil Nil	Nil Nil Nil	18,559 23,745 Nil	921,721 972,020 533,603

(1)	The Chairman and CEO is also a director but does not receive fees for acting in his capacity as a director.

(2)	The Corporation calculated the grant date fair value of the RSUs granted in 2021-2023 using a Monte-Carlo simulation and the market price of the Corporation’s shares on the date of the grant. The fair value of the grants is being amortized over the expected service periods estimated based on a weighted average probability assumption on the achievement of corporate objectives, linked to the vesting criteria.
(3)	There were no options’ grants to Named Executive Officers in 2021 to 2023.
(4)	The Corporation pays a discretionary annual bonus as part of its compensation to executive officers and the amounts in this column reflect the bonus amounts that were paid or payable in the specified year.
(5)	In April, 2022 the Corporation implemented a corporate matching program for retirement savings contributions. The Corporation matches 200% of employee contributions to retirement savings. The numbers in this column reflect the amount contributed by the Corporation.
(6)	In 2021, the salary of Rudi Fronk increased from US$500,000 to US$650,000. Changes in salary in 2022 and 2023 are due to the change in the CDN$:US$ exchange rate.
(7)	Ryan Hoel first became an executive officer of the Corporation in October, 2021. He was promoted to Senior Vice President, Chief Operating Officer and concurrently given a raise in 2022. Changes in salary in 2022 and 2023 are due to the change in the CDN$:US$ exchange rate.
(8)	The salary of William Threlkeld is payable in US Dollars. The changes in salary shown for 2021, 2022 and 2023 in the table above is solely a result of the change in the CDN$:US$ exchange rate (his salary in US$ did not increase).

For the purposes of the column headed “Share Based Awards” in the Table above, using the targets and vesting schedule described above, the following RSUs were granted to executive officers in 2023:

Officer	LTI at Target (% of salary)	Base Salary	Weighted Average Share Price	RSUs Granted
Rudi Fronk	200%	US$650,000	US$12.50	104,000
Chris Reynolds	100%	C$350,000	CAD$16.80	20,900
Ryan Hoel	100%	US$375,000	US$12.50	30,000
Bruce Scott	100%	C$450,000	CAD$16.80	26,800
Bill Threlkeld	100%	US$300,000	US$12.50	24,000

In April 2022, the Corporation implemented a retirement savings plan (“Savings Plan”) to assist employees, including NEOs, with saving for retirement. Employees may join the plan at any

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time. Employees must make regular contributions, up to 2.5 per cent of their earnings (which includes basic pay and any bonuses), to the Savings Plan through payroll deductions. Employees may also choose to make additional contributions on a voluntary basis. The Corporation will match 200% of employee’s regular contributions, up to a maximum of 5 per cent of an employee’s salary.

The Corporation also provides a health and fitness expense reimbursement program (up to CAD$7,500 annually) to supplement its extended health benefits and promote better health and regular physical activity for its employees.

The amounts in the “All other Compensation” column above include the contributions made by the Corporation to the Savings Plans of the relevant NEO.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Named Executive Officers. The Corporation grants share-based awards to its non-director NEOs in the form of RSUs under its RSU Plan.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not vested (2) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid out or Distributed
Rudi P. Fronk	Nil			NIL	190,666	3,062,096	NIL
Christopher J. Reynolds	Nil			NIL	38,400	616,704	NIL
Ryan Hoel	Nil			NIL	55,000	883,300	NIL
C. Bruce Scott	Nil			NIL	49,300	791,758	NIL
William Threlkeld	Nil			NIL	44,000	706,640	NIL

1.	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $16.06, and the exercise or base price of the option.

2.	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $16.06.

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Incentive Plan Awards – Value Vested Or Earned During The Year

The following table sets out the value of all stock options and RSUs that vested during the financial year ended December 31, 2023 for each of the Named Executive Officers:

NEO Name	Option Based Awards Value vested during the year (1) ($)	Share-Based Awards Value vested during the year (2) ($)
Rudi P. Fronk	Nil	Nil
Christopher J. Reynolds	Nil	Nil
Ryan Hoel	Nil	$160,300
C. Bruce Scott	Nil	Nil
William Threlkeld	Nil	Nil

1.	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the closing market value of the common shares on the TSX as at the date of vesting and the exercise price of the option.

2.	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting (10,000) multiplied by the closing market value of the common shares on the TSX as at the date of vesting ($16.30).

The share-based awards disclosed above are RSUs. Only the Senior Vice President, Chief Operating Officer held RSUs that vested in 2023 under time-based vesting provisions running from the date he first joined the Company.

Pension Plan Benefits

In 2022 the Corporation implemented a retirement savings program for all employees, including executives, under which the Corporation will match 200% of employees’ contributions to retirement savings plans up to a maximum of 5% of annual salary.

Termination and Change of Control Benefits

As part of its 2022 work, Bedford also made recommendations for changing the payments to executives in connection with termination of an executive, including after a change of control of the Corporation. The Board adopted Bedford’s recommendations and has almost entirely implemented new employment contracts with executive officers that include provisions for payments due on termination of an executive officer. Executive officers will receive the following in the event of a termination without cause: 1) their salary paid up to the date of termination; 2) a severance payment equal to 100% of their base salary; 3) a bonus payment equal to their target bonus; and 4) 12 months’ worth of benefits. Unvested securities will fully vest. See the table below for a tabular version of this information.

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Termination Without Cause

Pay Element	Payment Due
Salary	Paid to termination date
Severance	100% of base salary
Bonus	100% of target bonus
Unvested Securities	Forfeited unless otherwise determined by the Board
Benefits	12 months
Term	N/A

Executive officers that are terminated, or that resign for “good reason”, in the three-month period before, or within 12 months after, a change of control are, with limited exceptions, entitled to the following: 1) their salary paid up to the date of termination; 2) a severance payment equal to 150% of their base salary; 3) a bonus payment equal to 150% of their target bonus; 4) 12 months’ worth of benefits. For this purpose, “good reason” means a constructive dismissal, such as a reduction in term and conditions of employment, including title or role. See the table below for a tabular version of this information.

Change of Control

Pay Element	Payment Due
Salary	Paid to termination date
Severance	150% of base salary
Bonus	150% of base salary
Unvested Securities	Accelerated vesting of unvested securities. Shares paid out immediately.
Benefits	12 months
Term	Resignation or termination within 12 months of change of control

Director Compensation

Compensation Elements and Determination – Directors

Non-Executive director compensation is made up of: (1) annual cash retainers for the roles taken by the directors on the Board and on Board Committees, and (2) long-term compensation in the form of RSUs.

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Retainers

In both 2022 and 2023, Bedford benchmarked the Corporation’s non-executive director retainers against those of its comparator companies and made recommendations for changes. In 2023, the Board adopted an increase in the Board member annual retainer and in the Audit Committee member (other than the Chair) annual fee. The Board did not implement the other increases Bedford recommended to retainers. A summary of the Board approved annual retainers for the directors are as set forth below.

Director Role	Compensation (US$)
Board Member Annual Retainer	$55,000 (increased US$5,000)
Lead Director Annual Additional Retainer	$35,000 (no change)
Chair, Audit Committee	$15,000 (no change)
Chair, Other Committees	$10,000 (no change)
Member (other than Chair), All Committees (except Audit Committee)	$2,500 (no change)
Member (other than Chair), Audit Committee	$3,000 (increased US$500))
Meeting Fee	NIL

Equity-Based Compensation

Based on its benchmarking, Bedford recommended target annual equity compensation of 1.5 to 2 times a director’s annual retainer for being a Board Member. The Corporation adopted Bedford’s recommendation. As with its executives, to convert target payouts (expressed in dollars) into an equity value, the Corporation used the average weighted share price of the Corporation’s shares for the year (up to the date of submission of compensation related information to the Compensation Committee), which for 2023 was US$12.50 for US-based employees and CAD$16.80 for Canadian-based employees.

In determining the amount of equity-based compensation paid to non-executive directors in any year relative to target, the Board considered the same factors that it considers for executive STI compensation. In 2023, the Board decided to award 6,000 RSUs to each non-executive director, except for Julie Robertson, Matthew Coon Come and John Sabine. Ms. Robertson and Mr. Coon Come were awarded 3,000 RSUs each based on time served on the Board in 2023. Mr. Sabine was originally awarded 11,000 RSUs in recognition of his role as Lead Director. However, in January, 2024, the Corporation identified that the grant to the Lead Director did not comply with the requirement in the Corporation’s Equity Ownership Policy that the value of equity-based compensation awards to non-executive directors in any calendar year will not exceed a value of $100,000 at the date of the grant. In response, on January 30, 2024 the Lead Director voluntarily surrendered 4,700 RSUs in order to bring the Corporation’s grants into compliance with the Equity Ownership Policy. Accordingly, Mr. Sabine has retained 6,300 RSUs in respect of his work in 2023 as Lead Director. Using a deemed share price of the average weighted share price of the Corporation’s shares for the year (up to the date of submission of compensation-related information to the Compensation Committee), the RSU awards to directors resulted in an award of approximately 1.5 times the

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directors’ base annual retainer, within the target level of compensation recommended by Bedford.

In 2022, Bedford also recommended that the Corporation adopt a Deferred Share Unit Plan for non-executive director equity-based awards. A deferred share unit, or DSU, is equity-based compensation under which each DSU converts into one common share, but DSUs only convert after the holder leaves the Board. The Corporation is seeking shareholder approval at the Meeting to the implementation of the ability to grant DSUs under a combined RSU/DSU Plan as described above.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year:

Director Name	Fee Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Trace Arlaud	73,622	93,840	Nil	Nil	Nil	Nil	167,462
Matthew Coon Come(1)	34,956	202,920	Nil	Nil	Nil	Nil	237,876
Eliseo Gonzalez-Urien	83,661	93,840	Nil	Nil	Nil	Nil	177,501
Richard Kraus(2)	38,683	Nil	Nil	Nil	Nil	Nil	38,683
Jay Layman	83,661	93,840	Nil	Nil	Nil	Nil	177,501
Melanie Miller(3)	Nil	105,432	Nil	112,987	Nil	218,196	436,614
Clement A. Pelletier	85,338	93,840	Nil	Nil	Nil	Nil	179,178
Julie Robertson(1)	34,956	202,920					237,876
John Sabine	127,183	98,532	Nil	Nil	Nil	Nil	225,715
Gary Sugar	76,968	93,840	Nil	Nil	Nil	Nil	170,808
Carol Willson	95,322	93,840	Nil	Nil	Nil	Nil	189,162

(1)	Matthew Coon Come and Julie Robertson were first elected as directors on June 28, 2023.

(2)	Richard Kraus retired as a director on June 28, 2023.

(3)	Melanie Miller is an officer of the Corporation and receives no additional compensation for serving as a director. The figures above reflect her compensation as an executive officer with LTI compensation (under “Share-Based Awards”), STI compensation (under “Non-Equity Incentive Plan Compensation”), salary and retirement plan contributions (under “All-Other Compensation”).

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Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, held by each of the Directors who are not Named Executive Officers:

	Option-Based Awards				Share-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not vested (1) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid out or Distributed
Trace Arlaud	Nil			Nil	11,000	176,660	Nil
Matthew Coon Come	Nil			Nil	13,000	208,780	Nil
Eliseo Gonzalez-Urien	Nil			Nil	11,000	176,660	Nil
Richard Kraus(2)	Nil			Nil	5,000	Nil	78,250
Jay Layman	Nil			Nil	11,000	176,660	Nil
Melanie Miller(3)	50,000	$17.72	Jun. 24, 2024	Nil	5,000	80,300	Nil
Clement A. Pelletier	Nil			Nil	11,000	176,660	Nil
Julie Robertson	Nil			Nil	13,000	208,780	Nil
John Sabine	Nil			Nil	11,300	181,478	Nil
Gary Sugar	Nil			Nil	11,000	176,660	Nil
Carol Willson	Nil			Nil	13,500	216,810	Nil
1.	Calculated by multiplying the number of restricted share units by the price of the Corporation’s common shares on the TSX as at the end of the most recently completed financial year, which was $16.06.
2.	Richard Kraus retired as a director on June 28, 2023 but had RSUs vest in early 2024.
3.	Melanie Miller is an officer of the Corporation and receives no additional compensation for serving as a director. Ms. Miller was appointed Vice President, Chief Sustainability Officer on August 1, 2022.

The share-based awards granted by the Corporation to its directors are in the form of RSUs under its RSU Plan. The RSU grants disclosed above vest on the earlier of 3 years and the director resigning or otherwise ceasing to be a director. The Board selected RSUs for the non-executive directors instead of stock options for the same reasons it selected RSUs for LTI awards to executives.

Grants of stock options to directors ceased in 2019.

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Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets out the value of all stock options and RSUs that vested during the financial year ended December 31, 2023 for each of the Directors who are not Named Executive Officers:

Director Name	Option Based Awards Value vested during the year (1) ($)	Share-Based Awards Value vested during the year (2) ($)
Trace Arlaud	Nil	$81,900(3)
Matthew Coon Come	Nil	Nil
Eliseo Gonzalez-Urien	Nil	Nil
Richard Kraus	Nil	Nil
Jay Layman	Nil	Nil
Melanie Miller	Nil	Nil
Clement A. Pelletier	Nil	Nil
Julie Robertson	Nil	Nil
John Sabine	Nil	Nil
Gary Sugar	Nil	Nil
Carol Willson	Nil	$77,900(4)

1.	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the market value of the common shares on the TSX as at the date of vesting and the exercise price of the option.
2.	The value of vested restricted share units is calculated as the number of common shares issuable under the restricted share units upon vesting multiplied by the closing market value of the common shares on the TSX as at the date of vesting.
3.	Trace Arlaud was granted 10,000 RSUs in second quarter of 2021 of which 5,000 vested in second quarter of 2023.
4.	Carol Willson was granted 10,000 RSUs in second quarter of 2022 of which 5,000 vested in second quarter of 2023.

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Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets forth the Corporation’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year, being its Restricted Share Unit Plan and its Stock Option Plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders	747,726	$17.72	1,451,052
Equity compensation plans not approved by securityholders	Nil shares	Nil	Nil
Total	747,726		1,451,052

Indebtedness to Corporation of Directors and Executive Officers

No person who is, or at any time during the most recently completed financial year was, a director, proposed nominee for election as a director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate thereof, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation, or had indebtedness to another entity during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Seabridge for use at the Meeting, and at any adjournments thereof, to be held on June 27, 2024 at 4:30 p.m. (Eastern Daylight Time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained and compensated for that purpose. The cost of solicitation will be borne by the Corporation.

Registered shareholders and non-registered shareholders will be distributed proxy-related materials pursuant to the “notice-and-access” regime adopted by the Canadian Securities Administrators. It is anticipated that a notice with information about the notice-and-access process and voting instructions as well as a voting instruction form, or proxy form will be

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distributed to registered and beneficial shareholders on or about May 27, 2024. The Corporation is providing only its registered shareholders, and those shareholders with existing instructions on their account to be sent a paper copy of the Corporation’s meeting materials, with paper copies of this Circular.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will exercise the voting rights of a shareholder on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed as proposed proxyholders in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting By Proxy

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. Shareholders that return a proxy are not precluded from attending the Meeting in person (when the Corporation holds an in-person meeting).

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Registered shareholders may submit proxies by three different means: mail, telephone or internet. To submit a proxy by mail, return completed forms of proxy to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 for receipt before the Meeting. The Corporation would appreciate it if shareholders submitted their proxies by no later than 4:30 p.m. (Toronto time) on June 24, 2024. To submit a proxy by telephone, on a touch tone phone dial 1-866-732-8683. To submit a proxy using the internet, go to www.investorvote.com. Submitting proxies by mail

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or the internet are the only methods by which a shareholder may appoint a proxyholder other than the Management Proxyholders. Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) naming their proxyholder.

Non-Registered Holders

Only shareholders whose names appear on the records of the Corporation as the registered holders of common shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares, a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s, TSFA’s and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited for Canadian brokers and CEDE & Co., on behalf of The Depository Trust Company, for U. S. brokers, (any of them herein being a “Nominee”). If you purchased your shares through a broker or hold your shares in a brokerage account, you are likely a non-registered holder. In this Circular, non-registered shareholders are sometimes referred to as “beneficial owners” of the Corporation’s shares.

In accordance with securities regulatory policies, the Corporation is distributing copies of the materials relating to the Meeting, specifically the Notice of Meeting, the Voting Instruction Form or Form of Proxy, and a Notice in the form required under the notice-and-access regime adopted by the Canadian Securities Administrators, to the Nominees or their agents for distribution to non-registered holders. The Corporation is not mailing directly to non-registered holders who are “non-objecting beneficial owners” and has forwarded the Meeting materials to the Nominees or their agents to do so. The Corporation intends to pay for Nominees to deliver the Meeting materials and Voting Instructions Form to the non-registered holders who are “objecting beneficial owners”.

Nominees are required to forward these Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by non-US Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own voting instruction form, mailing procedures and provide their own return instructions. If you wish to have your shares voted by proxy, you should carefully follow the instructions from the Nominee in order that your common shares are voted at the Meeting.

Non-registered holders who wish to vote at the Meeting or wish to appoint a third-party proxyholder, to represent them at the Meeting must submit their voting instruction form naming their proxyholder.  (Non-registered holders may name themselves as proxyholder if they want to attend and vote their own shares.) If a non-registered holder through a United States Nominee wishes to attend and vote at the Meeting, the non-registered holder must first obtain a valid legal proxy from the holder’s Nominee. Follow the instructions from the Nominee included with these proxy materials, or contact your broker or bank to request a legal proxy form.

If you, as a non-registered holder, do not return the voting instruction form and hold your shares through a U.S. broker, your broker or other Nominee will vote your common shares on each matter at the Meeting for which it has discretionary authority.  If you do not give instructions to your broker or other Nominee as to how to vote your shares, the broker has authority under New York Stock Exchange (“NYSE”) rules to vote those shares for or against “routine” proposals.  Therefore, it is very important that non-registered holders instruct their broker, bank or other nominee how they wish to vote their shares.  Brokers cannot vote on

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their client’s behalf on “non-routine” proposals for shareholders meetings.  Under these rules, the election of directors is considered a “non-routine” proposal.  The appointment of auditors for the 2024 fiscal year and the authorization of the directors to fix the compensation of the auditors are considered routine matters and brokers will be permitted to vote shares held for non-registered holders on these proposals.  These rules apply to voting the Corporation’s common shares even though they are also listed on the Toronto Stock Exchange (“TSX”).  If such broker votes common shares that are unvoted by its clients for or against a “routine” proposal, these shares are counted for the purpose of establishing a quorum at the Meeting and also will be counted for the purpose of determining the outcome of “routine” proposals.  If such broker does not receive voting instructions as to a non-routine proposal, or chooses to leave shares unvoted on a routine proposal, a “broker non-vote” occurs and those shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of those proposals.  Common shares that are subject to broker non-votes are considered not entitled to vote on the particular proposal, and effectively reduce the number of common shares needed to approve the proposal.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by such shareholder’s attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. This revocation must be delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman at the Meeting or any adjournment thereof. A proxy may also be revoked in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

Record Date

The Board of Directors of the Corporation has fixed May 6th, 2024 (the “Record Date”) as the record date for the purpose of determining shareholders entitled to receive Notice of the Meeting. Only shareholders of record as at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

Voting Shares and Principal Holders of Voting Securities

The Corporation is authorized to issue an unlimited number of common shares without par value and an unlimited number of Preferred shares, issuable in series, of which 87,688,640 common shares were issued and outstanding and no Preferred shares were issued and outstanding as of May 6th, 2024. The holders of common shares are entitled to one vote for each common share held.

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Each resolution to be voted on at the Meeting must be passed by a simple majority (50%) of the votes cast on the resolution unless specifically stated otherwise.

To the knowledge of the directors and executive officers of the Corporation as of May 6th, 2024, the only persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation are as follows:

•	Pan Atlantic Holdings Ltd. owns 6,254,432 Common shares of the Corporation representing 7.1% of the outstanding shares of the Corporation and FCMI Parent Co., which owns all of the shares of Pan Atlantic Holdings Ltd., owns 4,852,625 Common shares representing 5.5% of the outstanding shares of the Corporation. In addition, principals of the Friedberg Mercantile Group Ltd. and their foundations own 588,624 Common shares of the Corporation representing 0.01% of the Corporation’s outstanding shares. Pan Atlantic Holdings Ltd. is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd.

ADDITIONAL INFORMATION

Interest of Informed Persons in Material Transactions

No informed person or proposed director of the Corporation, and no associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation or any of its subsidiaries.

Management Contracts

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

Response to Shareholders

The Corporation communicates regularly with its shareholders and maintains a website at https://www.seabridgegold.com. Information concerning the KSM Project is available at www.ksmproject.com. The Corporation also provides information through its Facebook, LinkedIn and Twitter accounts at:

Facebook:	https://www.facebook.com/SeabridgeGold

LinkedIn:	https://www.linkedin.com/company/seabridge-gold-inc

X:	https://twitter.com/SeabridgeInc.

Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that management’s communications with shareholders, and the

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avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by directors at the Meeting please advise us at: The Corporate Secretary, Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, info@seabridgegold.com or by fax at 416-367-2711.

Information Relating to the Corporation

Additional information relating to the Corporation is on SEDAR+ at www.sedarplus.ca. Shareholders may contact the Corporation at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1 or by phone 416-367-9292 or by fax 416-367-2711 or by e-mail at info@seabridgegold.com to request copies of the Corporation’s financial statements and MD&A.

Financial information is provided in the Corporation’s comparative audited financial statements and MD&A for its most recently completed financial year which are filed on SEDAR+. Information regarding the Audit Committee of the Corporation required to be disclosed under Canadian securities laws may be found in the Corporation’s Annual Information Form under Item 9 – Audit Committee Information.

The Corporation also files with the United States Securities and Exchange Commission and the NYSE Stock Exchange and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Shareholder proposals to be considered for inclusion in the Management Proxy Circular for the Annual General Meeting in 2025 must be received by the Corporation between January 29, 2025 and March 29, 2025.

APPROVAL

The Board of Directors of the Corporation has approved the contents and sending of this Circular.

DATED as of this 13th day of May, 2024.

SEABRIDGE GOLD INC.

“Rudi P. Fronk”

Rudi P. Fronk
Chairman and CEO

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APPENDIX 1
POLICY STATEMENT ON DIVERSITY

MAY 7, 2019 revised APRIL 28, 2021

Seabridge Gold Inc. (the “Company”) is of the view that the board of directors (Board) membership and the employment of executive management (Management) should be based on merit and remains committed to selecting the best qualified persons to the Board and Management. To be effective, members of the Board and Management must possess the qualities, skills and experience required to fulfil our obligations to all stakeholders. The Company believes that diversity is an important factor to ensure our directors, executives and workforce include persons with the range of perspectives, experience and expertise we require and has identified diversity as one of several factors to be considered in nominating or appointing directors to the Board and engaging and promoting executives in Management. For the purposes of Board and Management composition, “diversity” includes gender, visible minorities, Indigenous peoples, sexual orientation, gender identification, people with disabilities, and age. The Board recognizes that diversity combined with experience and perspective can contribute to insights and sensitivities useful to the Board’s deliberations and to the management of our operations in order to meet the challenges and achieve success for the Company and all of its stakeholders. In addition, an appropriately diverse Board and Management will include persons who collectively have the broad range of specific skills, industry and professional experience required for the Board and Management to meet their varied responsibilities in the overall direction of the Company. Board appointments and Management employment and promotion will be made based on the abilities, skills and experience the Company requires from time to time, recognizing that more diversity of Board and Management composition is intended to create a more effective Board, Management and workplace. The Company believes that the promotion of diversity will be enhanced by the combination of skills, industry and professional experience, cultural background and other qualities without focusing on a single diversity characteristic or a specific goal except for gender representation on the Board. Management and aspires to achieve a goal of 30% women directors on the Board by its annual general meeting in 2023 and 30% women executives in Management by 2025, respectively.

TERMS OF THIS POLICY

Responsibilities of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (Committee) reviews and assesses Board composition on behalf of the Board and recommends the appointment of new directors. The Committee also oversees the conduct of the annual review of the Board’s effectiveness. In reviewing the Board’s composition, the Committee will take into consideration recommendations from the Sustainability Committee with regard to diversity as a factor to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of a nominee in order to maintain an effective Board. In identifying suitable candidates for appointment to the Board, the Committee will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in the Board’s composition. As part of the annual performance evaluation of the effectiveness of the Board and Board committees, the

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Committee will consider the balance of skills, experience, independence and knowledge of the incumbent members and the diversity of the Board and its committees. It is the objective of the Board to select the most qualified and highest functioning directors from diverse backgrounds. The Committee will report annually to the Board on the diversity of the Board and its committees.

Responsibilities of Management

Management reviews and assesses its composition on behalf of the Board and recommends the hiring, development, and compensation of new executives and the compensation and promotion of existing executives. Management also oversees the conduct of the annual review of the Management’s effectiveness. Management will take into consideration diversity, inclusion and equity as factors to be considered together with the skills, industry and professional experience, cultural background, and other qualities and attributes required of candidates in order to maintain an effective Management. In identifying suitable candidates for Management opportunities or promotion, Management will consider candidates on merit against objective criteria and with due regard for the benefits of diversity in Management’s composition. As part of the annual performance evaluation of its effectiveness, Management will consider the balance of skills, experience, independence and knowledge of its executives and the diversity in Management. It is the objective of Management to select the most qualified and highest functioning candidates from diverse backgrounds. Management will report annually to the Board on the diversity of Management.

Disclosure

The Company will publish this Policy Statement on its website and in its management information circular together with:

(i)	a summary of the measures taken or proposed to ensure the effective implementation of this Policy;
(ii)	how the Committee measures the effectiveness of this Policy;
(iii)	how the Committee and Management consider the level of representation of diversity of people on the Board and in Management when identifying candidates or when promoting executives; and
(iv)	the number and proportion (as a percentage) of women directors on the Board and women executives in Management, respectively.

Policy Review

The Committee will review this Policy annually, or earlier if it determines necessary, which review will include an assessment of the effectiveness of this Policy.

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APPENDIX 2
EQUITY INCENTIVE COMPENSATION PLANS

The Corporation’s Restricted Share Unit Plan

At the Corporation’s annual general meeting held on June 24, 2014, the shareholders approved the RSU Plan. Under the terms of the RSU Plan, the Board or, if authorized by the Board, the Compensation Committee, may grant RSUs to eligible participants. Each RSU represents the right to receive one common share for no additional consideration upon vesting of an RSU in accordance with the terms of the RSU Plan. At the Corporation’s annual general meeting in 2019, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to:

(i)	create a single combined pool of shares from which it can grant either stock options or RSU’s as it sees fit at the time of grant; and
(ii)	increase the number of shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Option Plan and the RSU Plan combined, by 800,000 common shares, resulting in the aggregate number of shares reserved for issue (but not already issued) upon exercise of options granted or available for grant under the Option Plan or the RSU Plan being 4,048,417 common shares, representing approximately 6.5% of its outstanding shares at the time.

At the Corporation’s annual general meeting in 2022, the shareholders approved amendments to the Stock Option Plan and the RSU Plan to increase the number of shares reserved for issue and issuable pursuant to the exercise of options granted or available for grant under the Option Plan and the RSU Plan combined, by 1,250,000 common shares to 2,674,444 common shares, representing 3.3% of the Corporation’s outstanding common shares at the time. Since the Corporation has ceased granting stock options, all of these shares are effectively reserved for issue under the RSU Plan.

A non-director officer, employee or consultant of the Corporation who has been designated by the Corporation for participation in the RSU Plan and who agrees to participate in the RSU Plan is an eligible participant to receive RSUs under the RSU Plan (an “RSU Participant”). Participation in the RSU Plan is voluntary and, if an eligible participant agrees to participate, the grant of Units will be evidenced by an agreement between the Corporation and the participant (an “Award Agreement”).

The maximum number of Shares issuable, but not already issued, upon conversion of RSUs granted or available for grant under the RSU Plan and under all other security-based compensation arrangements of the Corporation, including the Option Plan, cannot exceed 2,110,711 common shares of the Corporation unless otherwise approved by shareholders, representing in aggregate approximately 2.4% of the Corporation’s issued and outstanding common shares as at May 6, 2024. There are 634,660 RSUs outstanding as of May 6, 2024 representing 0.7% of the outstanding shares of the Corporation.

The RSU Plan, together with all other previously established or proposed share compensation arrangements of the Corporation (including the Stock Option Plan), may not result in:

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(a)	the number of the Corporation’s shares (i) issued to insiders of the Corporation within any one-year period, and (ii) issuable to insiders of the Corporation, at any time, exceeding 10% of the Corporation’s outstanding shares;

(b)	the issue to any one eligible participant or any associates of an eligible participant of the Corporation, within a one-year period of more than 5% of the outstanding issue.

A RSU will vest based on the achievement of corporate objectives or after specified periods of time have elapsed as determined by the Board at the time of grant. In the event that a vesting date occurs within a blackout period or within 5 business days thereafter, the vesting date shall be 1 business days after the blackout period ends (the “Extension Period”). If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. The expiry date of each (unvested) RSU granted under the RSU Plan will be determined by the Board at its discretion at the time of each grant. On each vesting date, the Board may decide, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, common shares issued from treasury, or a combination thereof based on the fair market value of the common shares as at such date. For the purposes of the RSU Plan, the fair market value of a common share is the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the vesting date. (and which, for greater certainty, may be less than the closing trading price of the common shares on the TSX on that date). In the absence of an express decision by the Board, payments in respect of an Award of a Restricted Share Unit to a Participant shall be made in common shares issued from treasury.

If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant’s account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the RSU Plan due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant’s account will either be terminated and forfeited as of the termination date, continue to vest in accordance with their terms, or fully-vest at the discretion of the Board.

The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

In the event the Corporation pays a dividend on the Shares subsequent to the granting of a RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

Under the terms of the RSU Plan, the Board may, from time to time:

(a)	amend the RSU Plan or any RSU, without obtaining approval of the shareholders of the Corporation to:

(i)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority,

(ii)	change vesting provisions of the RSU Plan or any Restricted Share Units; or

(iii)	any other amendments of a non-material nature; or

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(b)	suspend, terminate or discontinue the terms and conditions of the RSU Plan and the Restricted Share Units granted under the RSU Plan,

provided that:

(c)	no such amendment to the RSU Plan shall cause the RSU Plan to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada) (the “ITA”) or any successor to such provision; and

(d)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX and the New York Stock Exchange, as may be required.

Any amendment to the RSU Plan described in subparagraphs (a)(ii) or (b) above, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the RSU Plan other than as described above shall require the approval of the shareholders of the Corporation given by the affirmative vote of a majority of the common shares (or, where required, “disinterested” shareholder approval) represented at a meeting of the shareholders of the Corporation at which a motion to approve the RSU Plan or an amendment to the RSU Plan is presented. Specific amendments requiring shareholder approval include:

(a)	to increase the number of Shares reserved under the RSU Plan;

(b)	to change the definition of eligible participants;

(c)	to extend the term of an RSU held by an insider or to amend or remove the limits on the number of RSUs which may be granted to insiders under the Plan;

(d)	to permit RSUs to be transferred otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(e)	to permit awards other than RSUs under the RSU Plan; and

(f)	to amend the amendment provisions of the RSU Plan so as to increase the ability of the Board to amend the RSU Plan without shareholder approval.

The RSU Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of RSUs.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our RSU Plan for the three most recently completed financial years:

Plan	2023 Burn Rate(1)	2022 Burn Rate(1)	2021 Burn Rate(1)
RSU Plan	0.48%	0.4%	0.21%
(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

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NOTE: The last stock options granted by the Corporation were granted on June 24, 2019 and expire on June 24, 2024.  The Corporation intends to terminate its Stock Option Plan on or before June 27, 2024.

In accordance with the rules of the TSX, the following table sets forth the annual burn rate, calculated in accordance with s.613(p) of the TSX Company Manual, of our Stock Option Plan for the three most recently completed financial years:

Plan	2023 Burn Rate(1)	2022 Burn Rate(1)	2021 Burn Rate(1)
Stock Option Plan	0.00%	0.00%	0.00%
(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

A copy of the Option Plan is available for review on the Corporation’s website at www.seabridgegold.com.

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APPENDIX 3
AMENDED RESTRICTED SHARE UNIT AND
DEFERRED SHARE UNIT PLAN

The Board is proposing amendments (the “Amendments”) to the RSU Plan to allow for the grant of deferred share units (“Deferred Share Units” or “DSUs”, and together with RSUs, “Awards”) to non-executive directors of the Corporation (the “Amended Plan”). The Amendments are subject to approval of shareholders of the Corporation and approval of the TSX. If shareholder and exchange approval are obtained, administration of the Amended Plan will remain in the sole discretion of the Board.

Amended Plan

The purpose of the Amended Plan is to advance the Corporation’s interests by (a) increasing the equity ownership of eligible participants in the Corporation; (b) aligning the interests of eligible participants with the interests of the shareholders of the Corporation generally; (c) promoting longer term retention of eligible participants with the Corporation; and (d) providing eligible participants with additional incentive to achieve the goals of the Corporation.

Restricted Share Units

Under the terms of the Amended Plan, the Board or, if authorized by the Board, the Compensation Committee, may grant RSUs to eligible participants. Each RSU represents the right to receive one common share for no additional consideration in accordance with the terms of the Amended Plan. Participation in the Amended Plan is voluntary and, if an eligible participant agrees to participate, the grant of RSUs will be evidenced by an agreement or other electronic record between the Corporation and the participant (an “Award Agreement”). The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.

A director, officer, employee or consultant of the Corporation who has been designated by the Corporation for participation in the Amended Plan and who agrees to participate in the Amended Plan is an eligible participant to receive RSUs under the Amended Plan (an “RSU Participant”).

An RSU will vest based on the achievement of corporate objectives or after specified periods of time have elapsed as determined by the Board at the time of grant.

The expiry date of each (unvested) RSU granted under the Amended Plan will be determined by the Board at its discretion at the time of each grant, but such expiry date shall not be later than:

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(a)	December 15 (or, if it is not a business day, the first business before it) of the third calendar year following the year in which any services giving rise to the Award were rendered by a participant in respect of RSUs granted to participants that are not Non-Employee Contractors (as defined in the Amended Plan) of the Corporation and are not Special RSUs (as defined in the Amended Plan); or
(b)	December 15 (or, if it is not a business day, the first business before it) of the fifth calendar year following the year in which any services giving rise to the Award were rendered by a participant in respect of RSUs granted to participants that are Non-Employee Contractors of the Corporation or in respect of Special RSUs,

(which dated is referred to herein as the “Latest RSU Expiry Date”).

If the vesting conditions are satisfied for an RSU during a blackout period, the vesting date for such RSU shall be deemed to be deferred thereafter for a period (the “Extension Period”) ending on the earlier of: (i) one business day after the date the blackout period ends, and (ii) for a participant that is not a Non-Employee Contractor of the Corporation and only with respect to a RSU that is not a Special RSU, the Latest RSU Expiry Date; provided that if an additional blackout period is subsequently imposed by Seabridge during the Extension Period, then such Extension Period instead shall be deemed to end on the date which is the earlier of (i) one business day after the end of the last imposed blackout period, and (ii) for a participant that is not a Non-Employee Contractor of the Corporation and only with respect to a RSU that is not a Special RSU, the Latest RSU Expiry Date. If the expiry date of an RSU falls during an Extension Period, the expiry date shall be deemed to be postponed to the last day of the Extension Period. Notwithstanding the foregoing, the Board may, at its sole discretion, elect not to extend the vesting date in respect of an RSU if the RSU will be settled wholly in cash during a blackout period.

On each vesting date, the Board may decide, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, common shares issued from treasury, or a combination thereof based on the fair market value of the common shares as at such date. For the purposes of the Amended Plan, the fair market value of a common share is the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the vesting date (and which, for greater certainty, may be less than the closing trading price of the common shares on the TSX on that date). In the absence of an express decision by the Board, payments in respect of an Award of a Restricted Share Unit to a Participant shall be made in common shares issued from treasury.

If an RSU Participant ceases to be an eligible participant under the Amended Plan due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant’s account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the Amended Plan due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant’s account will either be terminated and forfeited as of the termination date, continue to vest in accordance with their terms, or fully-vest at the discretion of the Board.

In the event the Corporation pays a dividend on the common shares subsequent to the granting of a RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.

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Deferred Share Units

By way of the Amendments, the Corporation proposes to implement, subject to the shareholder approval being obtained at the Meeting, the ability to grant DSUs to non-executive directors under the terms of the Amended Plan. The purpose of the Amendments is to strengthen the alignment of interests between the Corporation’s non-executive directors and the Corporation’s shareholders by linking a portion or all of the annual director compensation to the long-term value of the common shares. In addition, the Amended Plan is intended to advance the interests of the Corporation through the attraction, retention and motivation of directors of the Corporation, it being generally recognized that deferred share unit plans aid in attracting, retaining and motivating director commitment and performance due to the opportunity offered to them to receive compensation in line with the value of a corporation’s shares.

Under the Amended Plan, DSUs will only be issued to a person who is a director and who, at the relevant time, is not otherwise an officer or employee of the Corporation, and such person shall continue to be an eligible director for so long as such person continues to be a member of such boards of directors and is not otherwise an employee of the Corporation or of a designated affiliate of the Corporation (an “Eligible Director”). DSUs may be granted (i) at any time on a discretionary basis, or (ii) quarterly in lieu of a portion of the annual compensation payable to Eligible Directors, excluding amounts received as reimbursement for expenses incurred in attending meetings of the Board. DSUs may be granted (i) at any time on a discretionary basis, or (ii) quarterly in lieu of a portion of the annual compensation payable to Eligible Directors in fees, excluding amounts received as reimbursement for expenses incurred in attending meetings of the Board (the “Director’s Remuneration”). Eligible Directors to which DSUs have been issued are referred to herein as “DSU Participants”.

The Board will grant and issue to each Eligible Director on each issue date, as determined by the committee (a “DSU Issue Date”), the aggregate of:

(a)	that number of DSUs having a value (such value being the “Mandatory Entitlement”) equal to the percentage or portion of the Director’s Remuneration payable to such Eligible Director for the current quarter as determined by the Board determined by the Board prior to the commencement of the relevant quarter; and
(b)	that number of DSUs having a value (such value being the “Elective Entitlement”) equal to the percentage or portion, determined by the Eligible Director prior to the commencement of the calendar year that includes the relevant quarter, of the Director’s Remuneration for the current quarter which is not payable to such Eligible Director for the current quarter pursuant to paragraph (a).

The aggregate number of DSUs under paragraphs (a) and (b) will be calculated based on the sum of an Eligible Director’s Mandatory Entitlement and Elective Entitlement (collectively, the “Entitlement”) and the number of DSUs to be granted to an Eligible Director will be determined by dividing the Entitlement by the Fair Market Value (as defined in the Amended Plan) on the DSU Issue Date.

Each vested DSU held by a DSU Participant who ceases to be an Eligible Director will be redeemed by the Corporation on the relevant date the DSU Participant ceases to be an Eligible Director (the “Separation Date”) for, subject to adjustments in certain events, the issuance of one common share for each DSU, or a cash payment by the Corporation equal to the Fair

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Market Value (as defined in the Amended Plan) of a common share on the Separation Date in the sole discretion of the Corporation.

An Eligible Director will have the right to elect in each calendar year the manner in which the Eligible Director wishes to receive the Director’s Remuneration (i.e. the Elective Entitlement), other than the portion fixed by the Board (i.e. the Mandatory Entitlement) in accordance with paragraph (a) (whether in cash, DSUs or a combination thereof) by completing an election form: (i) in the case of a current director, by December 31 of such calendar year with such election to apply in respect of the following calendar year; or (ii) in the case of a new director, within 30 days after the director’s first election or appointment to the Board with such election to apply in respect of the calendar year in which such director was elected or appointed to the Board. The Board may, from time to time, set such limits on the manner in which DSU Participants may receive their Director’s Remuneration and every election made by a DSU Participant is subject to such limits once they are set.

The Eligible Director will be entitled to select a date to receive settlement for all or a portion of his or her DSUs on any date following the Separation Date (the “Settlement Date”), but no later than December 15 of the calendar year following such Separation Date (the “Outside Settlement Date”). Such settlement election must be made by completing a redemption notice. On the Settlement Date, the Corporation can either: (a) deliver the payment in respect of the number of DSUs to be settled on the Settlement Date in the form of common shares; (b) pay a lump sum cash payment in respect of the number of DSUs to be settled on the Settlement Date; or (c) any combination of the foregoing. The default, in the absence of a redemption notice being delivered, is that the Settlement Date will be December 15 of the calendar year following the Separation Date.

In addition to the Plan Limit (as defined below), the aggregate number of DSUs that may be reserved for Eligible Directors under the Plan shall not exceed 1% of the issued and outstanding common shares of the Corporation. The maximum value of DSUs which may be granted to each Eligible Director, together with all security-based compensation arrangements of the Corporation, shall not exceed $150,000 in any one-year period, other than any DSUs or other securities granted to a non-employee director that is granted in lieu of any director cash fee.

DSUs are not assignable or transferable.

In the event the Corporation pays a dividend on the common shares subsequent to the granting of a DSU award, the number of DSUs relating to such award shall be increased to reflect the amount of the dividend.

Amendment Provisions

Under the terms of the Amended Plan, the Board may, from time to time:

(a)	amend the Amended Plan or any Award, without obtaining approval of the shareholders of the Corporation to:
(i)	make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority;

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(ii)	change vesting provisions of the Amended Plan or any Award; or

(iii)	any other amendments of a non-material nature; or

(b)	suspend, terminate or discontinue the terms and conditions of the Amended Plan and the Award granted thereunder,

provided that:

(c)	any such amendment, as may be applicable to a U.S. Taxpayer shall be subject to compliance with Section 409A of the Code (as such terms are defined in Schedule A of the Amended Plan); and
(d)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX and the New York Stock Exchange, as may be required.

Notwithstanding the foregoing, the Amended Plan may not be amended in accordance with the foregoing if such amendment to the Amended Plan shall cause (i) the DSUs to cease to be a plan or arrangement that meets the requirements of paragraph 6801(d) of the regulations to the Income Tax Act (Canada) (the “ITA”) (or any successor provision thereto); (ii) the RSUs to cease to be a plan or arrangement described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the ITA (or any successor provision thereto); and/or (iii) the Amended Plan ceases to continuously meet the requirements of Section 409A of the Code or any successor provision of either statutory authority thereto.

Any amendment to the Amended Plan described in subparagraphs (a)(ii) or (b) above, shall take effect only with respect to Awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.

Any amendment to the Amended Plan other than as described above shall require the approval of the shareholders of the Corporation given by the affirmative vote of a majority of the common shares (or, where required, “disinterested” shareholder approval) represented at a meeting of the shareholders of the Corporation at which a motion to approve the Amended Plan or an amendment to the Amended Plan is presented. Specific amendments requiring shareholder approval include:

(a)	to increase the number of Shares reserved under the Amended Plan;
(b)	to change the definition of eligible participants;
(c)	to extend the term of an RSU held by an insider or to amend or remove the limits on the number of RSUs which may be granted to insiders under the Plan;
(d)	to permit RSUs to be transferred otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;
(e)	to permit awards other than RSUs and DSUs under the Amended Plan;

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(f)	in respect of grants of DSUs, to permit the introduction or reintroduction of non-employee directors on a discretionary basis or increase the non-employee director participation limits; and
(g)	to amend the amendment provisions of the Amended Plan so as to increase the ability of the Board to amend the Amended Plan without shareholder approval.

Reservation of Shares Under Amended Plan and Plan Limits

The maximum number of common shares which may be issued under the RSU Plan, unless otherwise approved by shareholders, was set at 2,674,444 common shares at the Corporation’s shareholder meeting held on June 29, 2022. As at May 12, 2024, the number of common shares which remain reserved for issuance under the RSU Plan and all of the Corporation’s other security-based compensation arrangements is 2,110,711, representing in aggregate approximately 2.4% of the Corporation’s issued and outstanding common shares (the “Plan Limit”). There are 634,660 RSUs outstanding as of May 6, 2024, representing 0.7% of the outstanding shares of the Corporation. The Corporation is not seeking an increase in the number of common shares reserved for issue under the Amended Plan as part of the amendments it is making to the RSU Plan. Therefore, if the Amended Plan is approved by the shareholders (and assuming the 25,000 in-the-money options which expire on June 24, 2024 are exercised before expiry), the number of shares reserved for issue under the Amended Plan will be 2,085,711 common shares, representing in aggregate approximately 2.4% of the Corporation’s issued and outstanding common shares.

The Amended Plan, together with all other previously established or proposed share compensation arrangements of the Corporation, may not result in:

(a)	the number of the Corporation’s shares (i) issued to insiders of the Corporation, within any one-year period, and (ii) issuable to insiders of the Corporation, at any time, exceeding 10% of the Corporation’s outstanding shares;
(b)	the issue to any one eligible participant or any associates of an eligible participant of the Corporation, within a one-year period, of more than 5% of the Corporation’s outstanding shares; and
(c)	the value of DSUs granted to each non-executive director, together with the value of all other security-based compensation arrangements of the Corporation in which a non-executive director may participate, exceeding $150,000 in any one-year period, other than any DSUs or other securities granted to a non-employee director that is granted in lieu of any director cash fee.

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